FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 28, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Financial Statements and Summary of Events

as of September 30, 2005

Independent Public Accountant´s Report

MACROECONOMIC OVERVIEW – 3rd QUARTER 2005

International Scenario

The world economy continued to grow at moderate rates in the third quarter of 2005. The United States kept a good growth pace, but with a certain slowdown in investments and exports. Most production indicators remained robust even in spite of the problems caused by hurricanes in the south of the country. The rise in electric power costs impacted on the general level of prices, taking twelve-month inflation up to 4.7% (retail) and 6.7% (wholesale) towards the end of the quarter. The combination of both factors, strong growth and higher inflation, encouraged the Federal Reserve to go ahead with the policy to gradually increase the benchmark interest rate that reached 3.75% in September. Long-term interest rates fluctuated, but exhibited an upward trend compared to the previous months. The dollar continued to appreciate vis-à-vis the major benchmark currencies, in line with its performance throughout the year. The European economy exhibited again a slight improvement while Japan’s growth was noticeably lower compared to the previous quarters and China’s growth rate reached 9.4%.

Oil

Oil prices kept going up throughout the quarter, averaging US$63 per barrel of WTI and reaching record highs of nearly US$70.

This quarter was adversely affected by the weather events that damaged and caused oil facilities in the Gulf of Mexico in the United States to close down. World demand for oil, according to OPEC records, continued increasing, but at decreasing rates: +0.9% year-over-year, compared to 2.3% and 1.2% increases in the first and second quarters of 2005, respectively. Production, in turn, according to OPEC’s statistics, recorded an actual increase of 1.4% year-over-year, reaching 84.5 million barrels per day, with an actual increase of 1,160,000 bbl/d, exceeding demand.

Argentina

The Argentine economy witnessed a remarkable acceleration in growth in the third quarter of the year. The GDP rose over 12% year-over year compared to the previous quarter, though at rates around 8% compared to the same period of 2004. In the industrial sector, the strong growth continues, with the use of installed capacity at high levels (75%), and some sectors even above those levels, as it is the case of oil refining.

Oil production continues on a downward pace slightly below 4%. The sale of fuels to the local market increased about 10%, where the increase in premium gasoline (30%) was again noticeable. The domestic price of fuels did not change in spite of the continuous rise of the international price of oil.

Gas production remained at last year’s levels during the July-August period, but recorded a 2% drop in accumulated terms for the year.

The domestic demand for electric power went up 8% year-over-year. Increased demand was met by a 7% rise in local generation, with a 15% increase in hydraulic generation and lower net exports.

The foreign sector continued to have record exports, putting a brake on the persistent decline in trade surplus. With an abundant supply of dollars, the exchange rate showed a clear trend towards appreciation in July, reaching the minimum value of P$2.86/US$1 in the year, subsequently reversed as from August. The peso-dollar average exchange rate was P$2.89/US$1. The frequency of intervention by monetary authorities in the exchange market was intense throughout the quarter and interest rates recorded moderate increases (the yield on 1-year bills increased to 9%). International reserves exceeded US$25 billion. Due to a new acceleration of inflation, a monthly average of 1% in the quarter, both the Ministry of Economy and the Central Bank decided to suspend placement of CER-indexed instruments, partly to limit short-term hot money flows into the country.

The public sector accounts recorded sustained primary surpluses, far exceeding Government’s expectations, though with expenditures growing faster than income. The Argentine Government has not agreed on a new program with the IMF yet and continues to make payments with no reimbursements to the institution. Argentina placed sovereign debt denominated both in CER-adjusted pesos (at rates somewhat above 5%) and in dollars (at rates below 8%).

Latin America

The Venezuelan economy continued to grow in the third quarter, driven by the high price of crude oil. The second quarter had already seen a y-o-y increase in the GDP of 11.1%, with a more dynamic oil sector, 2.5% versus barely 0.5% in the first quarter. In the non-oil sector, the growing government spending boosted aggregate demand. Consumption and the strong upsurge in investments have supported these growth rates. The construction, manufacturing, automotive, metal and textile sectors recorded the greatest improvements in the current year.

Oil production calculated within the OPEC quota has not increased significantly during the year. Comparing this year’s production averages to those for the first nine months of 2004, a slight 4.2% increase is recorded, still far from production levels prior to the 2003 strike.

In Brazil, the level of activity recorded a good performance in the third quarter, in line with a higher growth in the whole South American region. The industrial sector showed a strong performance measured in seasonal terms, based on manufacturing of durables and semi-durables.

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

Discussion and analysis of results of operations for the three-month period ended September 30, 2005 (“2005 quarter”) compared to the three-month period ended September 30, 2004 (“2004 quarter”).

Some amounts and percentages in this analysis are rounded and the totals in some tables may therefore not precisely equal the sums of the numbers presented.

In accordance with the procedure set forth in Technical Resolution 19 of the Argentine Federation of Professional Councils in Economic Sciences, or FACPCE, we have consolidated line by line on a proportional basis our financial statements with the financial statements of companies over which we exercise joint control. Joint control exists where all the shareholders, or shareholders representing a voting majority, have resolved, on the basis of written agreements, to share the power to define and establish the operating and financial policies of a company.

In the consolidation of companies over which we exercise joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by our proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

Distrilec Inversora S.A. (Distrilec), Compañía de Inversiones de Energía S.A. (CIESA) and Citelec S.A. fall within the category of companies under joint control. We did not consolidate proportionally line by line our financial statements with the financial statements of Citelec S.A. because Petrobras Energía S.A. has committed to sell its interest in Citelec S.A. upon transfer of 58.62% of Petrobras Energía Participaciones S.A.’s shares to Petróleo Brasileiro S.A. – Petrobras (Petrobras).

Our management analyzes our results and financial condition separately from the results and financial condition of these companies. Consequently, the discussion below is presented on the basis of the consolidated financial data of Petrobras Energía Participaciones S.A. without proportional consolidation, and therefore is not directly comparable to the corresponding financial data set forth in our financial statements. The results of CIESA and Distrilec, proportionally consolidated in the financial statements and the results of Citelec, are discussed under “Analysis of Equity in Earnings of Affiliates”.

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ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS

The table below shows the Company’s results of operations for the three-month periods ended September 30, 2005 and 2004 under the professional accounting standards and, for comparative purposes, the pro forma results that exclude the effects of proportional consolidation of affiliates under joint control.

For comparative purposes, information for 2004 quarter includes the results of EG3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe SRL, as if the merger had been effected on January 1, 2004. Considering that the effective date of the merger is January 1, 2005, net income for the previous year shown on a comparative basis does not change as a result of the merger. For such reason, the balancing item of the net effect of added results is recorded under “Minority Interest in subsidiaries”, as indicated in Note 1.c to the consolidated financial statements.

(in millions of pesos)

Net income: Net income for the period under review declined 21.8% to P$118 million from P$151 million in the same period of previous year.

Net sales: Net sales increased P$366 million or 15.5% to P$2,730 million from P$2,364 million in the same quarter of previous year. Net sales for 2005 quarter reflect P$131 million and P$157 million attributable to our share in CIESA’s and Distrilec’s net sales, respectively, (net of intercompany sales of P$10 million). Net sales for 2004 quarter reflect P$126 million and P$131 million attributable to our share in CIESA’s and Distrilec’s net sales, respectively (net of intercompany sales of P$5 million).

Without proportional consolidation, net sales increased P$340 million or 16.1% to P$2,452 million from P$2,112 million in the same quarter of previous year, driven by a significant increase in the prices of WTI and the main refined products. Net sales for the Oil and Gas Exploration and Production and Refining business segments increased P$281 million and P$140 million, respectively.

Gross profit: Gross profit for the period increased P$50 million or 6.1% to P$869 million from P$819 million. The 2005 quarter gross profit reflects P$61 million and P$11 million attributable to our share in the gross profit of CIESA and Distrilec, respectively. The 2004 quarter gross profit reflects P$65 million and P$21 million attributable to our share in the gross profit of CIESA and Distrilec, respectively, and P$3 million attributable to eliminations.

Without proportional consolidation, gross profit for 2005 quarter increased P$67 million or 9.2% to P$797 million from P$730 million. This improvement is mainly attributable to the Oil and Gas Exploration and Production segment which exhibited a P$186 million increase in gross profit, driven by a 35.2% rise in average sales prices. Conversely, the evolution of marketing margins for refined and petrochemical products resulted in P$78 million and P$24 million reductions, respectively.

Administrative and selling expenses: Administrative and selling expenses for 2005 quarter rose P$41 million or 20.8% to P$238 million from P$197 million. The 2005 quarter reflects P$4 million and P$19 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively. The 2004 quarter reflects P$3 million and P$12 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased P$33 million or 18.1% to P$215 million from P$182 million in 2004 quarter.

Exploration expenses: Exploration expenses totaled P$11 million and P$15 million, respectively. See “Analysis of Operating Income – Oil and Gas Exploration and Production”.

Other Operating Income (Expense), net:  Other operating income (expense), net accounted for P$130 million and P$85 million losses, respectively. Other operating income (expense), net for 2005 quarter reflects a P$4 million loss attributable to our share in other operating income (expense), net of Distrilec. The 2004 quarter reflects P$4 million and P$2 million losses attributable to our share in other operating income (expense), net of CIESA and Distrilec, respectively, and P$ 3 million attributable to eliminations.

Without proportional consolidation, other operating income (expense), net accounted for P$126 million and P$76 million losses. This increase mainly derives from an allowance for tax credits.

Operating income: Operating income declined P$32 million or 6.1% to P$490 million from P$522 million. The 2005 quarter operating income reflects a P$57 million gain and a P$12 million loss attributable to our share in the operating income of CIESA and Distrilec, respectively. The 2004 quarter reflects P$58 million and P$7 million gains attributable to our share in the operating income of CIESA and Distrilec, respectively.

Without proportional consolidation, operating income moved down P$12 million or 2.6% to P$445 million from P$457 million in 2004 quarter. See “Analysis of Operating Income”.

Equity in Earnings of Affiliates: Equity in earnings of affiliates accounted for a P$51 million gain in both quarters. Without proportional consolidation, equity in earnings of affiliates accounted for a P$54 million gain in 2005 quarter compared to a P$89 million gain in 2004 quarter. See “Analysis of Equity in Earnings of Affiliates”.

Other income (expense), net: Other income (expense), net accounted for a P$20 million loss in 2005 quarter compared to a P$26 million gain in 2004 quarter.

Without proportional consolidation, other income (expense), net accounted for P$18 million and P$14 million losses, respectively. The 2005 quarter reflects a P$19 million loss resulting from an allowance provided for the investment in Enecor S.A. This allowance was provided for due to the fact that in July 2005, the Dirección Provincial de Energía de Corrientes (“DPEC”) (Provincial Energy Agency of Corrientes) resolved not to approve any payment to Enecor S.A. under the electroduct contract and demanded guarantors to render null and void the irrevocable guaranties timely granted. Therefore, not only payment of fees to Enecor S.A. but also guarantees in favor of Enecor S.A. were suspended. This issue arises doubt as to Enecor S.A.’s capacity to continue doing business. On account of this uncertainty, the Company provided for the allowance mentioned above. Expenses for 2004 quarter reflect a P$12 million loss mainly attributable to reduced investments in the Acema area, in an area of no interest beyond the contract initial area.

Financial income (expense) and holding gains (losses): Financial income (expense) and holding gains (losses) declined P$287 million or 54.4% compared to 2004 quarter, accounting for a P$241 million loss, and a P$528 million loss in 2004 quarter, respectively. The 2005 quarter reflects P$30 million and P$4 million financial expenses attributable to our share in the financial expense of CIESA and Distrilec, respectively. The 2004 quarter reflects P$51 million and P$10 million financial expenses attributable to our share in the financial expense of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) fell P$260 million to P$207 million from P$467 million, mainly due to:

-  A reduction in losses attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting, which totaled P$68 million in 2005 quarter compared to P$368 million in 2004 quarter as a result of (i) a lower increase in the future curve of crude oil prices, 14.4% in 2005 quarter compared to 28.6% in 2004 quarter, and (ii) lower hedged volumes.

-   A 7.9% reduction in interest expense to P$103 million in 2005 quarter from P$112 million in 2004 quarter, as a result of a 3.5% decline in dollar-denominated average indebtedness.

-   A P$39 million loss attributable to the holding of securities and shares compared to a P$13 million gain. The loss recorded during the period under review mainly stemmed from the performance by Petrobras Energía Venezuela S.A.(PEV) of financial operations for the transfer of foreign exchange abroad. Given the asymmetries observed in the exchange rates, a P$45 million loss was recognized. These operations are performed for the transfer abroad of foreign exchange necessary to settle PEV’s financial commitments. This effect is attributable to the change in the conditions of payment relating to the compensation under operating agreements. To such respect, and until an audit is conducted to identify the portion of Venezuelan national component in materials and resources supplied, PDVSA will pay 50% of the compensation under the contract for services in bolivares.

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Income tax: The income tax charge for 2005 quarter increased to P$121 million compared to a P$67 million gain in 2004 quarter. The 2005 quarter reflects a P$2 million loss and a P$1 million gain attributable to our share in the income tax of CIESA and Distrilec, respectively. The 2004 quarter reflects a P$1 million loss attributable to the income tax of Distrilec.

Without proportional consolidation, income tax accounted for a P$120 million loss in 2005 quarter compared to a P$68 million gain in 2004 quarter. Income tax charge for 2005 quarter is attributable to the tax gain for the quarter. During 2004 quarter, since an allowance was provided for all Petrobras Energía’s tax loss carryforwards, the tax gain for the quarter was absorbed by tax loss carryforwards for which an allowance was provided, with no impact on the results for the period.

Analysis of Operating Income

Oil and Gas Exploration and Production

Operating income: Operating income for the Oil and Gas Exploration and Production business segment increased P$144 million or 40.1% to P$496 million from P$352 million in 2004 quarter, mainly due to the increase in average sales prices of oil equivalent.

The table below shows the Company’s operating income for this business segment:

Net sales: Net sales for 2005 quarter increased 29.6% or P$281 million to P$1,229 million from P$948 million in 2004 quarter. This increase is mainly attributable to the 35.2% rise in the average sales price of crude oil equivalent, reflecting a 43.7% positive variation in the price of WTI. This impact was partially offset by a 4.6% drop in sales volumes of oil equivalent.

In 2005 quarter, the average sales price per barrel of crude oil, including the effects of taxes on exports, increased 30.6% to P$101.7 from P$77.9 in 2004 quarter.

Combined oil and gas daily sales volumes in 2005 quarter decreased to 172.4 thousand barrels of oil equivalent from 180.7 thousand barrels of oil equivalent in 2004 quarter. Crude oil sales volumes decreased 1.4% to 120.6 thousand barrels per day from 122.3 thousand barrels per day, while gas daily sales volumes dropped 11.2% to 310.8 million cubic feet in 2005 quarter from 350 million cubic feet, respectively.

Argentina

In Argentina, sales rose P$17 million or 3.3% to P$537 million from P$520 million in 2004 quarter, boosted by a 19.8% increase in the average sales price of oil equivalent. Combined oil and gas daily sales volumes declined 13.8% to 88.8 thousand barrels of oil equivalent in 2005 quarter from 103 thousand barrels of oil equivalent in 2004 quarter.

Crude oil sales increased 0.8% or P$4 million to P$475 million from P$471 million in 2004 quarter. This increase was attributable to the 17.3% rise in the average sales price to P$105.9 per barrel from P$90.3 per barrel. In Argentina, this favorable international price scenario was severely impacted by higher taxes on crude oil exports in the third quarter of 2004. Such taxes moved from a single 25% rate to a cap set at 45% rate under an incremental tax scheme. This scheme was a conditioning reference for the fixing of domestic sales prices to the refining segment in line with the Argentine Government’s intention to establish a price stability framework in the domestic market.

Daily crude oil sales volumes declined 13.9% to 48.8 thousand barrels in 2005 quarter from 56.7 thousand barrels in 2004 quarter, mainly due to the fact that Argentine assets are mature fields under production through secondary recovery with a considerable natural decline.

Total gas sales increased 26.5% to P$62 million from P$49 million, mainly due to a 47.8% improvement in prices compared to 2004 quarter. Gas average sales price increased to P$2.81 per million cubic feet in 2005 quarter from P$1.90 per million cubic feet in 2004 quarter, mainly due to the renegotiation of export contracts and the implementation of a path for the recovery of distribution companies (in proportion to industrial consumption) and power plant prices provided for by the Secretary of Energy. Conversely, and due to restrictions imposed by the Argentine Government within the context of the energy emergency, gas export volumes fell and were sold in the domestic market at lower prices. Daily sales volumes dropped 13.8% to 240.2 million cubic feet in 2005 quarter from 277.8 million cubic feet in 2004 quarter mainly due to the considerable decline in the above mentioned fields’ production curve.

Outside of Argentina

Combined oil and gas sales outside of Argentina increased P$260 million or 60.7% to P$688 million in 2005 quarter from P$428 million in 2004 quarter. Total oil and gas sales volumes rose 7.7% to 83.6 thousand barrels of oil equivalent per day from 77.6 thousand barrels of oil equivalent. The average sales price per barrel of oil equivalent increased 48.9% to P$89.5 from P$60.1.

Venezuela

In Venezuela, oil and gas sales in 2005 quarter grew P$56 million or 25.8% to P$273 million from P$217 million in 2004 quarter. This increase is mainly attributable to the 31.3% rise in the sales price of oil equivalent partially offset by a 4.2% drop in sales volumes of oil equivalent.

The operating agreement of the Oritupano Leona area provides that once an accumulated production volume of 155 million barrels has been reached, an additional compensation will be recognized based on a rate per barrel adjusted on the basis of changes in prices of a crude basket. During 2005 first quarter, the Consortium reached the accumulated production required under the Agreement and consequently started to recognize such incentive on production. In the period under review, P$102 million was recognized in this respect.

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In September 2005, the Company, through Petrobras Energía Venezuela S.A., executed provisional agreements with PDVSA as a prior step to the conversion of operating agreements governing the development of the Oritupano Leona, La Concepción, Acema and Mata areas into a partially state-owned company modality under which the Venezuelan State, through PDVSA, will hold a majority interest. Under the above mentioned agreements, the parties agree, among other commitments, that total amounts payable during the year 2005 under the Operating Agreement in force shall not exceed 66.67% of the total value of the crude oil delivered under the agreement in United States dollars. This limit resulted in reduced accumulated sales of P$110 million, of which P$68 million was attributable to the first half of 2005.

Considering the behavior of WTI prices, in addition to the recognition of the above mentioned additional compensation and the impact of the limit imposed under the provisional agreement, the average price per barrel of oil grew 30.1% to P$64.9 in 2005 quarter from P$49.9 in 2004 quarter.

Daily sales volumes of oil equivalent dropped to 48.9 thousand barrels in 2005 quarter from 51.1 thousand barrels in 2004 quarter, mainly as a consequence of the results obtained from drilling and workover campaigns in connection with third round contracts during 2004 and the cuts established by PDVSA under the Oritupano Leona area development program.

Ecuador

In Ecuador, oil sales for 2005 quarter increased 174% to P$174 million from P$63 million, mainly boosted by the 97.2% rise in sales volumes and a 39.4% increase in sales prices to P$153.3 per barrel in 2005 quarter from P$110 per barrel in 2004 quarter, basically attributable to the 61.8% increase in Oriente crude oil, the applicable international reference.

Daily sales volumes increased to 12.6 thousand barrels in 2005 quarter from 6.3 thousand barrels in 2004 quarter. The 2005 quarter reflects total sales of 2.3 thousand barrels of oil per day attributable to a shipment postponed from the previous quarter due to operating delays at Petroecuador facilities.

Peru

In Peru, oil and gas sales increased P$86 million or 70.9% to P$207 million in 2005 quarter from P$121 million in 2004 quarter.

The crude oil price rose 48.6% to P$169.6 per barrel from P$114.1 per barrel. The international reference (a combination of Oriente crude oil and WTI) recorded a positive variation of 51.41%. The price of gas decreased 2.6% to P$4.45 in 2005 quarter from P$4.57 per million cubic feet in 2004 quarter as a consequence of the increase in gas supply, boosted by the entry to the local market of gas from the Camisea formation.

Daily sales volumes of oil equivalent increased 16.9% to 15 thousand barrels in 2005 quarter from 12.8 thousand barrels in 2004 quarter, mainly as a result of the increased level of activities and a higher production contribution from drilling activities performed under the agreement made in 2004 with the Peruvian Government for the development of Block X, whereby the Company committed itself to make investments of about US$97 million in the 2004-2011 period. The Peruvian Government, in turn, set a variable scheme of royalties subject to the WTI price.

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Bolivia

In Bolivia, oil and gas sales in 2005 quarter increased P$8 million or 30.1% to P$34 million from P$26 million in 2004 quarter, boosted by an increase in the gas price.  Combined oil and gas daily sales volumes decreased 2.2% to 7.3 thousand boe as a consequence of a drop in the domestic market.

The average sales price of gas recorded a 50% increase to P$7.8 per million cubic feet from P$5.2 per million cubic feet in the prior-year quarter as a consequence of the increase in fuel oil international prices as per Platt’s Oilgram, used as reference for the calculation of the price of exports to Brazil.

Gross profit: Gross profit for 2005 quarter rose P$186 million or 36.5% to P$695 million from P$509 million in 2004 quarter. The margin on sales increased to 56.5% from 53.7% in 2004 quarter. This rise in margins is mainly attributable to a 35.2% increase in average sales prices of oil equivalent. The lifting cost rose to P$9.6 per barrel of oil equivalent in 2005 quarter from P$8.1 per barrel of oil equivalent in 2004 quarter, mainly due to the rise in oil service rates and, to a lesser extent, increases in electric power costs and incremental costs associated with the implementation of new safety and environmental standards. Increased costs are mainly recorded in Argentina. To a lesser extent, the drop in production volumes also had an impact. In addition, royalties increased P$36 million or 35.6% to P$137 million in 2005 quarter from P$101 million due to the higher price of the crude oil basket used to determine the amount payable.

Administrative and selling expenses: Administrative and selling expenses in 2005 quarter increased P$9 million or 16% to P$65 million from P$56 million in 2004 quarter. This rise mainly results from increased crude oil volumes transported in Ecuador.

Exploration expenses: Exploration expenses totaled P$11 million in 2005 quarter and P$15 million in 2004 quarter.  Expenses for both quarters are mainly attributable to 3D seismic works in exploratory areas in Argentina.

Other operating income: Other operating income (expense),net accounted for P$123 million and P$86 million losses in 2005 and 2004 quarters, respectively, mainly attributable to charges under the Ship or Pay transportation contract in Ecuador, and a P$47 million allowance for tax credits during the period under review.

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Hydrocarbon Marketing and Transportation

Operating income: In 2005 and 2004 quarters, operating income totaled P$61 million and P$68 million, respectively. Operating results reflect P$57 million and P$58 million gains in 2005 and 2004 quarters, respectively, attributable to the proportional consolidation of CIESA. Excluding such effects, operating income totaled P$4 million and P$10 million in 2005 and 2004 quarters, respectively.

The table below shows the Company’s operating income for this business segment, excluding the effects of the proportional consolidation of CIESA:

 (in millions of pesos)

Net sales: Sales revenues increased 9.1% to P$156 million from P$143 million mainly due to higher prices of both gas and liquids. The increase in the price of gas resulted from the application of the price recovery path fixed by the Secretary of Energy as from May 2004 and the rise in international reference prices applicable to certain export contracts and contracts with industrial customers. The increase in the prices of liquids derived from a rise in their international references.

Sales revenues from gas and liquids produced by the Company and imported gas and liquids totaled P$84 million and P$64 million in 2005 quarter and P$73 million and P$62 million in 2004 quarter, respectively. Sales volumes in Argentina for imported gas and gas produced by the Company fell to 274.3 million cubic feet per day in 2005 quarter from 289.2 million cubic feet per day in 2004 quarter as a consequence of a drop in the Company’s own production derived from the decline of fields located in Argentina. Liquids sales volumes dropped to 65.5 thousand tons in 2005 quarter from 67 thousand tons in 2004 quarter as a consequence of reduced gas volumes processed and lower yields obtained from processing gas with lower richness and heavier crude oils.

Gas and LPG brokerage services accounted for sales revenues in the amount of P$8 million in both quarters.

Gross profit: Gross profit for the quarter under review posted a P$4 million loss compared to a P$12 million gain in 2004 quarter. The loss recorded in the period under review derived from the impact of the strong increase in international reference prices applicable to the import of gas from Bolivia which could not be passed through to sales contracts.

Other operating income (expense), net: Other operating income (expense), net reflected a P$9 million gain in the period under review compared to a P$1 million loss in 2004 quarter, mainly derived from technical assistance services provided to TGS’s technical operator. As from July 2004, such function was assigned to the Company.

Refining

The table below shows the Company’s operating income for this business segment:

(in millions of pesos)

Operating income: In 2005 quarter operating income for the Refining business segment reflected a P$76 million loss compared to a P$1 million gain in 2004 quarter. Two facts had a significant impact on the downstream business performance during 2005 quarter: the impossibility to pass through to domestic prices the 18.6% increase in crude oil prices and the resale of imported diesel oil. In such respect, the Company prioritized supply to the domestic market, even within a context that limited the possibility of passing through the rise in international prices to final prices. The Company’s Board of Directors is evaluating whether to continue diesel oil import operations.

Gross profit: Gross profit for 2005 quarter significantly declined, accounting for a P$15 million loss compared to a P$63 million gain in 2004 quarter. Gross margin was adversely affected by the resale of diesel oil and the increase in crude oil prices to P$117 per barrel in 2005 quarter from P$98.6 per barrel in 2004 quarter.

Net sales: Net sales for refinery products increased P$140 million or 16.8% to P$975 million in 2005 quarter from P$835 million in 2004 quarter, boosted by higher sales prices of products. Total sales volumes increased 3% in 2005 quarter. Domestic sales volumes increased 12% compared to the same period in 2004 while export sales fell 18%.

In line with the significant rise in the price of WTI, sales average prices of heavy distillates, asphalts, paraffins, diesel oil, reformer plant byproducts, aromatics and gasoline increased 65%, 31%, 40%, 9%, 8%, 2% and 3%, respectively.

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In 2005 quarter crude oil volumes processed at the refineries declined 6.1% to 59.4 thousand barrels per day as a result of the shutdown for scheduled maintenance works at the Bahía Blanca refinery which lasted 38 days.

Total diesel oil sales volumes moved up 6.2% to 417 thousand cubic meters in 2005 quarter mainly due to the increase in the domestic market. Domestic sales increased 12.9% in 2005 quarter. This allowed for a market share increase from 13.8% in 2004 quarter to 14.1% in 2005 quarter. Export volumes declined approximately 59% mainly due to changes in the trade policy implemented as from merger of the Company’s operations with EG3.  In 2004 quarter, in a stage prior to full integration and complementation of operations, surplus production from the San Lorenzo refinery was sold in the export market while EG3’s network shortfall, in connection with its own production from the Bahía Blanca Refinery, was made up by purchases from third parties.

Total gasoline sales volumes dropped 8.0% to 164 thousand cubic meters in 2005 quarter mainly due to lower availability of export surpluses on account of the complete shutdown scheduled for maintenance works at the Bahía Blanca refinery which resulted in a 48% drop in exports. Domestic sales exhibited a 12.4% increase in 2005 quarter, mainly attributable to the 10.9% growth in the gasoline market. Within this context, the Company`s market share increased to 14.3% in 2005 quarter from 14.2% in 2004 quarter. In the premium gasoline market, the market share grew from 8.8% in 2004 quarter to 9.8% in 2005 quarter, mainly due to the consolidation of Podium gasoline.

Asphalt sales volumes grew 50.8% in 2005 quarter, mainly boosted by a program of infrastructure works performed by the Government, basically in the south of the country. Within this context, domestic market sales increased 62% in 2005 quarter while exports declined 19%.

As regards heavy distillates, in 2005 quarter sales volumes declined 4%, mainly due to lower VGO sales volumes in the domestic market. Regarding the remaining products, sales of reformer plant byproducts dropped 4%, basically as a consequence of lower sales of reforming feedstock and LPG recorded an 100% increase in the domestic market.

Administrative and selling expenses: Administrative and selling expenses slightly dropped to P$60 million from P$61 million in the prior-year quarter.

Other operating income (expense), net: Other operating income (expense), net accounted for a P$1 million loss in both periods.

Petrochemicals

Operating income: Operating income for 2005 quarter declined P$35 million or 41.2% to P$50 million from P$85 million in 2004 quarter due to lower sales margins.

The table below shows the Company’s operating income for this business segment:

 (millions of pesos)

Net Sales: Net sales for the Petrochemicals business segment decreased P$23 million or 4.1% to P$536 million in 2005 quarter from P$559 million in 2004 quarter (net of eliminations in the amount of P$39 million and P$3 million), mainly due to reduced fertilizers sales volumes.

-    Styrenics – Argentina:

In Argentina, styrenics sales increased to P$215 million or 28% in 2005 quarter from P$168 million in 2004 quarter, mainly due to a 25% increase in sales volumes and, to a lesser extent, a 2% increase in average sales prices. As a result of the start-up of the ethylene plant, in October 2004, the ethylbenzene plant production increased, thus generating surplus production that allowed for full use of Innova’s installed production capacity, and consolidating, in turn, the business value chain.

In 2005 quarter, rubber prices increased 29% in 2005 quarter as a result of a higher international price of butadiene. Monomer styrene and polystyrene prices declined approximately 10% and 5%, respectively.

Styrenics performed as follows:

a)

 Styrene sales volumes in 2005 quarter were 95% higher compared to 2004 quarter. This increase was mainly attributable to the start-up of the ethylene plant, the availability of which resulted in exports of 8.5 thousand tons of ethylbenzene to Innova.  In addition, and due to discontinuance of the polystyrene plant production, a styrene surplus was recorded and geared towards export markets. Consequently, styrene sales volumes rose approximately to 14 thousand tons or 40%.

b)

 Polystyrene and bops sales volumes in 2005 quarter were 1% lower compared to 2004 quarter, with domestic sales in line with 2004 quarter sales and a 1% decline in exports. Production shortfalls derived from a lower plant availability were made up by products for resale.

c)

 Rubber sales volumes decreased 13% in 2005 quarter, mainly due to a 25% drop in export volumes. Sales volumes in the domestic market remained at similar levels in both quarters.

#

-  Styrenics - Brazil - Innova:

Innova sales totaled P$224 million in 2005 quarter and P$225 million in 2004 quarter, respectively.

Styrene and polystyrene prices declined 11% and 4%, respectively, compared to 2004 quarter.

Styrene sales volumes rose 14% due to a greater ethylbenzene availability and the reactivation of the Brazilian market. Polystyrene sales volumes, in turn, dropped 10% as a result of a lower demand from the Brazilian market derived from consumption of customers’ stocks.

-   Fertilizers

Fertilizers sales decreased 26.6% to P$124 million in 2005 quarter from P$169 million in 2004 quarter. Sales volumes dropped 34% in 2005 quarter as a consequence of the decline in the demand from the agricultural sector due to adverse weather conditions. Sales prices increased 12% during 2005 quarter.

Gross profit: Gross profit for 2005 quarter decreased P$24 million or 22.9% to P$81 million from P$105 million in 2004 quarter. Gross margin on sales decreased to 15.1% in 2005 quarter from 18.8% in 2004 quarter, reflecting the effect of lower margins from Innova and fertilizers.

-    Styrenics - Argentina:

Gross profit rose 55% to P$41 million in 2005 quarter from P$26 million in 2004 quarter, boosted by the increased volume and variable margin on sales. Gross margin on sales increased to 19% in 2005 quarter from 15.5% in 2004 quarter.

-     Styrenics - Brazil:

Gross profit dropped 89% to P$4 million in 2005 quarter from P$36 million in 2004 quarter. Gross margin on sales moved down to 2% in 2005 quarter from 16% in 2004 quarter due to the impossibility of passing through higher costs of raw materials to market prices.

-     Fertilizers:

Gross profit dropped 16% to P$36 million in 2005 quarter from P$43 million in 2004 quarter, mainly due to lower sales volumes and the increase in the cost of gas and ammonium nitrate that could not be fully passed through to sales prices.

Administrative and selling expenses: Administrative and selling expenses totaled P$34 million and P$30 million in 2005 and 2004 quarters, respectively. This increase is mainly attributable to: 1) increased labor costs and (2) the rise in selling expenses due to higher freight costs.

#

Electricity

Operating income: In 2005 quarter, operating income for the Electricity segment declined P$31 million to P$28 million from P$59 million in 2004 quarter.  Operating results reflect a P$12 million loss and a P$7 million gain in 2005 and 2004 quarters, respectively, attributable to the proportional consolidation of Distrilec. Excluding such effects, operating income declined P$12 million to P$40 million in 2005 quarter from P$52 million in 2004 quarter. In 2005 quarter, generation margins decreased mainly as a result of higher costs of fuel gas and energy purchases and lower income from technical assistance services, partially offset by improved prices recorded in 2005 quarter.

The table below shows the Company’s operating income for this business segment, excluding the effects of the proportional consolidation of Distrilec:

(in millions of pesos)

Electricity Generation

Net sales: Net sales of electricity generation increased P$2 million or 2% to P$101 million in 2005 quarter from P$99 million in 2004 quarter as a consequence of a 5.5% improvement in generation prices, partially offset by a 1.2% decrease in energy sales.

The increase in energy sales prices mainly derived from a higher demand for electric power and a lower availability of gas supply. Such facts resulted in energy deliveries by less efficient thermal machines. In addition, in the case of Genelba Power Plant, the passing through to sales prices of the increase in gas costs as a result of the path of prices implemented since 2004 fourth quarter had a significant impact.

Net sales attributable to Genelba Power Plant increased 1.3% to P$80 million in 2005 quarter from P$79 million in 2004 quarter, due to the effect of improved prices and reduced sales volumes. The average sales price of energy increased to P$54.7 per MWh or 1.9% in 2005 quarter from P$53.7 per MWh in 2004 quarter, due to the market reasons mentioned above. Energy sales decreased 1.4% to 1,459 GWh in 2005 quarter from 1,480 GWh in 2004 quarter. The plant factor as well as the power plant’s availability factor reached approximately 100% in both quarters.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex increased 16.7% to P$21 million in 2005 quarter from P$18 million due to improved prices that rose 21.8% to P$48.6 per MWh from P$39.9 per MWh in 2004 quarter. Energy delivered was at similar levels in both quarters: 436 GWh in 2005 quarter and 439 GWh in 2004 quarter.

Gross profit: Gross profit for the generation business decreased P$8 million to P$43 million in 2005 quarter from P$51 million in 2004 quarter, mainly driven by higher costs of fuel gas and energy purchases. This was partially offset by improved prices in the wholesale electricity market in 2005 quarter.

Administrative and selling expenses: Administrative and selling expenses for the generation business totaled P$2 million and P$3 million in 2005 and 2004 quarters, respectively.

Other operating income (expense), net: In 2004 quarter, Other operating income (expense), net reflected a P$5 million gain mainly attributable to income from technical assistance services provided to Chilectra S.A. as Edesur S.A.’s technical operator. In November 2004, Chilectra S.A. and Edesur S.A. renegotiated the terms and conditions of the technical assistance agreement with a substantial reduction in the economic terms of the agreement. Within this context, no significant results were recorded in such respect as from such date.

#

ANALYSIS OF EQUITY IN EARNINGS OF AFFILIATES

The table below presents equity in earnings of affiliates of Petrobras Energía Participaciones S.A., its subsidiaries and companies under joint control for 2005 and 2004 quarters. In addition, the table presents equity in earnings of affiliates excluding the effects of proportional consolidation.

TGS/CIESA: Equity in earnings of CIESA/TGS accounted for P$17 million and P$50 million gains in 2005 and 2004 quarters, respectively. The 2004 quarter equity in earnings reflects a reversal of charges corresponding to the recording of allowances to value these investments at fair market value in the amount of P$45 million and P$5 million, respectively. Excluding these gains, no significant results were recorded in 2004 quarter.

This variation in equity in earnings is mainly attributable to reduced financial expense in the period under review, derived from: (i) lower interest due to a reduced indebtedness on account of TGS’s debt restructuring, (ii) the recognition of punitive interest in 2004 quarter on the restructured debt and (iii) the discount and release of interest of CIESA’s restructured debt in 2005 quarter.

CIESA’s total sales revenues in 2005 quarter increased 3.4% compared to 2004 quarter. Sales revenues for the gas transportation segment increased P$5 million in 2005 quarter, mainly as a result of the execution of new firm transportation agreements for the extension of the San Martin gas pipeline ended in August 2005. Income from the NGL processing and marketing segment increased P$2 million in 2005 third quarter, as a consequence of increased international reference prices, partially offset by changes in the sales mix, with a 25% drop in export volumes in order to increase domestic market supply.

The effect of increased sales revenues was offset by the rise in the natural gas price as a cost factor in NGL production and increased maintenance costs of the gas pipeline system.

#

Distrilec/Edesur: Equity in earnings of Distrilec accounted for P$10 million and P$4 million losses in 2005 and 2004 quarters, respectively.

The drop was mainly attributable to the impact of a 35% rise in costs for energy purchases, the impact of the penalties imposed by the regulatory authority and higher labor costs, partially offset by an 11% rise in average sales prices and an 8% increase in the demand for energy. Financial income (expense) and holding gains (losses), in turn, reflected P$6 million and P$12 million losses in 2005 and 2004 quarters, respectively.

Citelec/Transener: In 2005 quarter, equity in earnings of Citelec accounted for a P$3 million loss compared to a P$8 million gain in 2004 quarter. As from September 30, 2005, under the proposed divestment plan, equity interest in Citelec was valued at the recoverable value determined on the basis of the probable net realization value.

 Empresa Boliviana de Refinación (EBR): Equity in earnings of EBR accounted for P$25 million and P$10 million gains in 2005 and 2004 quarters, respectively. The improvement in 2005 quarter is attributable to: (i) increased margin from unregulated market export operations, favorably affected by a rise in the international reference prices, and (ii) the positive effects of the regulatory changes as from 2005 second quarter.

Petrolera Entre Lomas S.A. (PELSA): Equity in earnings of PELSA accounted for P$7 million and P$3 million gains in 2005 and 2004 quarters, respectively. This increase derives from the combined effect of improved sales prices in line with the international reference prices and a 10% increase in sales volumes.

#

SUMMARIZED BALANCE SHEET AND INCOME STATEMENT STRUCTURE

The information below for the nine-month periods ended September 30, 2002 and 2001 does not have retroactive effect under the new professional accounting standards. The information below for the nine-month periods ended September 30, 2004, 2003, 2002 and 2001 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A..

#

LISTED PRICE OF THE COMPANY’S SHARE

#

STATISTICAL DATA

The information below for the nine-month periods ended September 30, 2004, 2003, 2002 and 2001 does not reflect the effects of the merger of Petrobras Argentina S.A., Petrolera Santa Fe S.R.L. and EG3 S.A. into Petrobras Energía S.A..

Nine-months period ended				
	09-30-05	09-30-04	09-30-03	09-30-02	09-30-01
Crude oil sales (thousands of barrels)					
Argentina	14,776	13,857	14,885	16,557	18,181
Venezuela	12,146	12,884	10,315	13,168	10,161
Peru	3,445	3,098	3,210	3,048	3,154
Bolivia	340	379	366	370	393
Ecuador	2,617	1,690	933	-	-
Total	33,324	31,908	29,709	33,143	31,889
Natural gas sales (thousands of cubic feets)					
Argentina	65,348	58,009	57,782	73,326	78,281
Venezuela	5,908	7,240	5,388	7,217	5,344
Peru	2,732	2,331	2,245	2,297	2,283
Bolivia	10,324	10,804	10,419	9,931	10,415
Total	84,313	78,384	75,835	92,770	96,322
Petrochemical sales (tons)					
Fertilizerx	369,574	446,693	366,156	250,423	338,066
SBR	39,701	45,290	42,456	36,775	36,840
Styrene	122,358	107,822	98,079	90,126	76,492
Propylene	17,067	15,192	18,938	16,258	18,400
Polystyrene	120,426	121,855	106,337	114,142	113,797
Refining products sales					
Aromatics (thousands of tons)	38.6	30.3	41.3	44.5	50.0
Bencen (thousands of tons)	46.9	36.7	36.0	34.1	35.7
Gasoline (thousands m3)	501.4	162.0	82.3	92.5	92.5
Gas Oil (thousands m3)	1,307.9	680.6	626.3	460.9	561.6
Other middle distillates (thousands m3)	11.6	4.9	9.5	10.1	20.5
Asfalts (thousands of tons)	139.8	81.8	57.0	27.2	62.8
Paraffins (thousands of tons)	127.7	107.3	97.4	100.7	78.1
Reformer plant products (thousands of tons)	100.8	57.2	55.4	48.6	52.3
Other heavy products (thousands of tons)	512.3	318.7	325.4	295.5	215.0
Electric generation (gwh)					
Energy produced	4,559	4,586	3,944	3,990	3,550
Contracted sales	1,499	1,022	1,207	1,605	823
Spot sales	3,541	3,887	3,206	2,805	3,132
Total sales	5,040	4,909	4,413	4,410	3,955

NESTOR CUÑAT CERVERO

Vicepresidente en Ejercicio de la Presidencia

#

INDEPENDENT ACCOUNTANT´S REVIEW REPORT

To the Board of Directors of

Petrobras Energía Participaciones S.A.:

1.

We have reviewed the accompanying consolidated balance sheet of Petrobras Energía Participaciones S.A. (an Argentine Corporation) and its subsidiaries as of September 30, 2005, and the related consolidated statements of income, changes in shareholders´ equity and cash flows for the nine-month period then ended. These financial statements are the responsibility of the Company’s management.

2.

We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Science applicable to the limited review of interim-period financial statements. Under such standards, a limited review mainly consists in applying analytical procedures to accounting information and in making inquiries of the persons responsible for accounting and financial matters. The scope of a limited review is substantially less than that of a financial statements audit, the purpose of which is to express an opinion on the financial statements taken as a whole. Accordingly, we do not express such opinion. We believe that our review and the reports of other auditors mentioned in paragraph 5, provide us with a reasonable basis for our negative assurance in paragraph 8 below.

3.

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the National Securities Commission (CNV) regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles and reporting practices that conform with CNV regulations.

4.

As further explained in Note 2 to the consolidated financial statements, certain accounting practices applied by the Company conform with the accounting standards set forth by the CNV, but do not conform with U.S. generally accepted accounting principles. The effects of these differences have not been quantified by the Company.

5.

The financial statements of some related companies, used to value the interest in such companies by the equity method or incorporated by the proportional consolidation method as of September 30, 2005, were reviewed by other auditors, whose reports have been furnished to us. Our negative assurance set forth in paragraph 8, insofar as it relates to the amounts included for such companies, before considering the adjustments mentioned in note 9 to the consolidated financial statements, is based on the reports of the other auditors.  These companies are:

a)

Distrilec Inversora S.A. and Compañía de Inversiones de Energía S.A.: the assets and net sales of such companies, incorporated by the proportional consolidation method, represent about 8% and 6% in the case of Distrilec Inversora S.A., and 14% and 5% in the case of Compañía de Inversiones de Energía S.A., of the respective consolidated totals as of September 30, 2005 and for the nine-month period then ended.

b)

Compañía Inversora en Transmisión Eléctrica Citelec S.A.: the interests in such company represent non-current investments for about Argentine pesos 293,000,000 as of September 30, 2005 and gains for Argentine pesos 177,000,000 included in “Equity in earnings of affiliates” for the nine-month period then ended.

6.  The reports of the other auditors mentioned in paragraph 5 related to the financial statements of Compañía de Inversiones de Energía S.A. as of September 30, 2005 include, among others, qualifications for unresolved uncertainties as to such company’ s ability to continue as going concern and the recoverable value of its non-current assets. As described in note 9 to the consolidated financial statements, such related company and its subsidiary Transportadora de Gas del Sur S.A. have been negatively impacted by the Argentine Government’s adoption of various economic measures, including the de-dollarization of revenue rates, the renegotiation of the License (still in progress) and the devaluation of the Argentine peso. In addition, Compañía de Inversiones de Energía S.A. has suspended the payment of its financial debt, although on September 2005 it celebrated a debt restructuring agreement, which, is pending of regulatory approval as of the date of this report. These circumstances raise substantial doubt about the ability of Compañía de Inversiones de Energía S.A. to continue as going concern. The company managements’ plans in regard of these matters are also described in note 9 to the consolidated financial statements. The accompanying financial statements do not include any adjustment that might result from the outcome of these uncertainties.

7.  As described in note 3 to the consolidated financial statements, the Company prepares its financial statements in accordance with the CNV regulations, which differ from generally accepted accounting principles in Buenos Aires City, Argentina, as follows:

a)

The Company has not recognized the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003, affecting the financial position as of September 30, 2005 and the result of the operations for the nine-month period then ended.

b)

The Company has not discounted the nominal values of the deferred tax assets and liabilities, affecting the financial position as of September 30, 2005 and the result of the operations for the nine-month period then ended.

The effects of the matters mentioned above have not been quantified by the Company.

8.  Based on our review and on the other auditors´ reports mentioned in paragraph 5, we are not aware of any material modification that should be made to the financial statements mentioned in paragraph 1 for them to be in conformity with the Argentine Business Association Law and the pertinent regulations of the CNV applicable to consolidated financial statements and, except for the matters mentioned in paragraph 7, with generally accepted accounting principles applicable to consolidated financial statements in Buenos Aires City, Argentina. This statement must be read considering the uncertainties described in paragraph 6, the outcome of which cannot be determined as of the date of this report.

9.  Regarding the consolidated balance sheet of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2004 and the consolidated statements of income, changes in shareholders´ equity and cash flows for the nine-month period ended September 30, 2004, presented for comparative purposes, we further report that:

a)

On February 18, 2005, we issued an audit report on the consolidated financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2004, based on our audit and on the other auditors’ report for the related companies mentioned in paragraph 5 and the related company Transportadora de Gas del Sur S.A. Such report included qualifications for unresolved uncertainties mentioned by the other auditors referred to: i) the ability to continue as going concern of the related companies Compañia Inversora en Transmisión Eléctrica Citelec S.A. and Compañía de Inversiones de Energía S.A. and, ii) the future development of the regulated businesses of Transportadora de Gas del Sur S.A. and the recoverable value of its non-current assets corresponding to the regulated business. The report of the other auditors of Compañía Inversora en Transmisión Eléctrica Citelec S.A. with respect to the financial statements as of December 31, 2004 differs from the one previously presented. The report of other auditors on the financial statements as of December 31, 2004 of Citelec mentions that (i) their report dated February 14, 2005 included a qualification for unresolved uncertainties related to the ability of its subsidiary, Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. (“Transener S.A.”) to continue operating as a going concern due to the process of Transener S.A. financial debt restructuring and, the negotiation of the concession contracts of Transener S.A. and Transba S.A. (a subsidiary of Transener S.A.) and, consecuently, over the future results and cash flows of Citelec S.A., and (ii) on June 30, 2005, Transener S.A. concluded its financial debt restructuring  and, in addition, the negotiation of the concession contracts mentioned above is in an advance stage, staying only pending  Executive Branch’ s confirmation of the terms and conditions on which such contracts are based. Moreover, our report contained qualifications for the lack of recognition of the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003 and for not having discounted the nominal values of its deferred tax assets and liabilities as required by generally accepted accounting principles in Buenos Aires City, Argentina, but not allowed by pertinent regulations of the CNV. The consolidated balance sheet of Petrobras Energía Participaciones S.A. and its subsidiaries as of December 31, 2004 includes the effects of the corporate reorganization mentioned in note 2 to the consolidated financial statements. We have not audited any financial statement as of any date or for any period subsequent to December 31, 2004.

b)

On November 10, 2004, we issued a limited review report on the financial statements of Petrobras Energía Participaciones S.A. and its subsidiaries for the nine-month period ended September 30, 2004, based on our review and the other auditors’ report for the related companies mentioned in paragraph 5 and the related company Transportadora de Gas del Sur S.A. Such report included qualifications for unresolved uncertainties mentioned by the other auditors, as to the ability to continue as going concern of the related companies Compañía Inversora en Transmisión Eléctrica Citelec S.A., Compañía de Inversiones de Energía S.A. and Transportadora de Gas del Sur S.A.. The reports of the other auditors on the financial statement of Transportadora de Gas del Sur S.A. and Compañía Inversora en Transmisión Eléctrica Citelec S.A. for the nine-month period ended September 30, 2004 differ from the ones previously presented. The limited review report of the other auditors on the financial statements of Transportadora de Gas del Sur S.A. for the nine-month period ended September 30, 2004 includes qualifications for unresolved uncertainties referred to the future development of the company’s regulated businesses and the recoverable value of its non-current assets corresponding to the regulated business. The limited review report of other auditors on the financial statements of Compañía Inversora en Transmisión Eléctrica Citelec S.A. for the nine-month period ended September 30, 2004 includes the same comments as described in paragraph a). In addition, our report contained qualifications for the lack of recognition of the effects of the variations in the purchasing power of the Argentine peso from March 1 to September 30, 2003 and for not having discounted the nominal value of its deferred tax assets and liabilities as required by generally accepted accounting principles in Buenos Aires City, Argentina, but not allowed by pertinent regulations of the CNV. The accompanying consolidated statements of income, changes in shareholders´ equity and cash flows for the nine-month period ended September 30, 2004 include the effects of the corporate reorganization mentioned in note 2 to the consolidated financial statements.

Buenos Aires, Argentina,

     November 4, 2005

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
ENRIQUE C. GROTZ Partner

#

	2005	2004
Net sales	7,717	6,337
Costs of sales (Note 21.c)	(5,101)	(4,199)
Gross profit	2,616	2,138
Administrative and selling expenses (Note 21.e)	(648)	(581)
Exploration expenses (Note 21.e)	(30)	(118)
Other operating expenses, net (Note 17.c)	(265)	(201)
Operating income	1,673	1,238
Equity in earnings of affiliates (Note 9.b)	142	73
Financial income (expense) and holding gains (losses)		
Generated by assets:		
Interest	60	32
Exchange difference	(18)	45
Holding gains	11	45
Holding gains and income from sale of listed shares and government securities	(7)	65
Other financial expenses, net	(12)	(7)
	34	180
Generated by liabilities:		
Interest	(424)	(483)
Exchange difference	73	(88)
Derivatives	(350)	(733)
Other financial expenses, net	(64)	(73)
	(765)	(1,377)
Other expenses, net (Note 17.d)	(7)	(14)
Income before income tax and minority interest in subsidiaries	1,077	100
Income tax provision (Note 12)	(377)	39
Minority interest in subsidiaries	(196)	17
Net income	504	156
Earnings per share - Stated in Argentine pesos	0.237	0.073

The accompanying notes are an integral part of these consolidated financial statements.

	2005	2004
CURRENT ASSETS		
Cash	90	139
Investments (Note 9.a)	963	934
Trade receivables	1,489	1,181
Other receivables (Note 17.a)	604	756
Inventories (Note 8)	939	627
Other assets	1	1
Total current assets	4,086	3,638
NON-CURRENT ASSETS		
Trade receivables	72	47
Other receivables (Note 17.a)	677	784
Inventories (Note 8)	83	71
Investments (Note 9.a)	1,243	1,323
Property, plant and equipment (Note 21.a)	12,473	12,347
Other assets	53	65
Total non-current assets	14,601	14,637
Total assets	18,687	18,275
CURRENT LIABILITIES		
Accounts payable	1,205	1,181
Short-term debt (Note 10)	2,005	1,709
Payroll and social security taxes	138	98
Taxes payable	242	215
Reserves (Note 13)	37	31
Other liabilties (Note 17.b)	286	657
Total current liabilities	3,913	3,891
NON-CURRENT LIABILITIES		
Accounts payable	22	26
Long-term debt (Note 10)	5,711	6,248
Payroll and social security taxes	11	12
Taxes payable	226	142
Other liabilties (Note 17.b)	288	178
Reserves (Note 13)	122	76
Total non-current liabilities	6,380	6,682
Total liabilities	10,293	10,573
TRANSITORY DIFFERENCES		
Measurement of derivative financial instruments designated as effective hedge	-	(2)
Foreign currency translation	(55)	(47)
Total transitory differences	(55)	(49)
MINORITY INTEREST IN SUBSIDIARIES	2,434	2,240
SHAREHOLDERS' EQUITY (Per respective statements)	6,015	5,511
	18,687	18,275

The accompanying notes are an integral part of these consolidated financial statements.

- # -

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

AND SUBSIDIARIES AND COMPANIES UNDER JOINT CONTROL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Amounts stated in millions of Argentine pesos — see Note 2.c, unless otherwise indicated)

1.

Business of the Company, change of corporate name and business reorganization

Petrobras Energía Participaciones S.A. (“Petrobras Participaciones as the Company”) holds 75.8% of Petrobras Energía S.A. (“Petrobras Energía), an integrated energy company, focused in oil and gas exploration and production, refining, petrochemical activities, generation, transmission and distribution of electricity and sale and transmission of hydrocarbons. It has business in Argentina, Bolivia, Brazil, Ecuador, Peru and Venezuela. Petrobras Energía has a significant share of the regional energy market.

The Company’s Special and Regular Shareholders’ Meeting held on April 4, 2003, approved the change of corporate name from Pecom Energía S.A. to Petrobras Energía S.A. This change in corporate name remained subject to the Comisión Nacional de Defensa de la Competencia (CNDC, Argentine anti-trust authorities) approving the transaction whereby Petrobras Participacoes SL purchased stock representing a majority interest in the Company.

In addition, the Regular and Special Shareholders’ Meeting of Petrobras Energía Participaciones S.A. held on April 4, 2003, approved the change of corporate name from Perez Companc S.A. to Petrobras Energía Participaciones S.A., also subject to the approval mentioned above.

The CNDC approved the transaction on May 13, 2003. Pursuant to this resolution, Petrobras Energía undertook to divest of all of its equity interest in Transener S.A., in accordance with Law No. 24,065 that provides the Electric Power Regulatory Framework; such process is subject to supervision by the Argentine Regulatory Entity of Electricity (“Ente Nacional Regulador de la Electricidad” or “ENRE”) and the approval of the Argentine Secretary of Energy. There is no period establish to divest (see note 9).

On July 4, 2003, the IGJ (regulatory agency of business associations) granted its approval for and registered both changes of corporate name, which were also approved by the Argentine Security Commission (“Comisión Nacional de Valores” or “CNV”) on June 9, 2003.

On November 12, 2004, the Boards of Directors of Petrobras Energía, Eg3 S.A. ("Eg3") and Petrobras Argentina S.A. ("PAR") and the Management of Petrolera Santa Fe S.R.L. ("PSF"), in their respective meetings, approved the preliminary agreement for the merger of Eg3, PAR, and PSF with and into Petrobras Energía, with the former companies being dissolved without liquidation.

As the result of the merger, Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), owner of a 99.6% equity interest in EG3 and 100% equity interest in PAR and PSF through its subsidiary Petrobras Participaciones SL, will receive, through such subsidiary, 230,194,137 new shares of class B stock in Petrobras Energía, with a nominal value of Argentine Pesos 1 each and entitled to one vote per share, representing 22.8% of capital stock.  Accordingly, the new capital stock of Petrobras Energía will be set at Argentine pesos 1,009,618,410. As a result of the merger, Petrobras Energía Participaciones S.A.’s ownership interest in Petrobras Energía decreased from 98.21% to 75.82%. The abovementioned merger was approved by the Special Shareholders’ Meetings of PESA, Eg3, PAR and by the Special Partners´ Meeting of PSF held on January 21, 2005. On June 28, 2005, the CNV (Argentine Securities Commission) approved the merger and authorized the public offering of the Petrobras Energía shares. On September 16, 2005, the merger was registered in the Public Registry of Commerce.

2.

Basis of presentation

Petrobras Energía Participaciones S.A. consolidated financial statements have been prepared in accordance with the regulations of the Argentine Securities Commission (“Comisión Nacional de Valores” or “CNV”) and except for the matters described in Note 3, with Generally Accepted Accounting Principles  in Argentina, as approved by the CPCECABA applicable to consolidated financial statements (“Argentine GAAP”).

The accompanying financial statements have been translated into the English language from those issued in Spanish in accordance with the CNV regulations. They have also been reformatted in a manner different from that presented in Spanish, but in all other respects follow accounting principles that conform with the CNV regulations.

Certain accounting principles applied by the Company do not conform with U.S. generrally accepted accounting principles ("U.S. GAAP"). The difference between the accounting practices applied by the Company and U.S. GAAP have not been quantified. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with U.S. GAAP.

Certain disclosures related to formal legal requirements for reporting in Argentina have been omitted for purposes of these consolidated financial statements.

The preparation of financial statements in conformity with Argentine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While it is believed that such estimates are reasonable, actual results could differ from those estimates.

a) Basis of consolidation

In accordance with the procedure set forth in Technical Resolution No. 21 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences), Petrobras Energía Participaciones S.A. (hereinafter “Petrobras Participaciones“ or “the Company”) has consolidated line by line its financial statements with the financial statements of the companies over which Petrobras Participaciones exercises control or joint control.  Joint control exists where all the shareholders, or only the shareholders owning a majority of votes, have resolved, on the basis of written agreements, to share the power to define and establish a company’s operating and financial policies.

In the consolidation of controlled companies, the amount of the investment in such subsidiaries and the interest in their income (loss) and cash flows are replaced by the aggregate assets, liabilities, income (loss) and cash flow of such subsidiaries, reflecting separately all minority interests in the subsidiaries. Related  party receivables, payables and transactions within the consolidated group are eliminated. The unrealized intercompany gains (losses) from transactions within the consolidated have been completely eliminated.

In the consolidation of companies over which the Company exercises joint control, the amount of the investment in the subsidiary under joint control and the interest in its income (loss) and cash flows are replaced by the Company’s proportional interest in the subsidiary’s assets, liabilities, income (loss) and cash flows. Related party receivables, payables and transactions within the consolidated group and companies under joint control have been eliminated in the consolidation pro rata to the shareholding of the controlling company.

The data about the companies over which the Company exercises control, joint control and significant influence are disclosed in Note 21.f).

     The companies under joint control are Distrilec Inversora S.A., Compañía de Inversiones de Energía S.A. and Citelec S.A. The Company has not consolidated proportionately on a line-by-line basis the assets, liabilities, income (loss) and cash flows of the interest in Citelec S.A. since Petrobras Energía agreed to divest such interest in connection with the transfer of 58.62% of the shares of Petrobras Energía Participaciones S.A. to Petrobras (see Note 9.I).

b) Foreing Currency translation

The Company applies the translation method established by Technical Resolution no. 18 of the FACPCE for the translation of financial statements of foreign subsidiaries, affiliates, branches and joint ventures. This method is applied on a prospective basis as from January 1, 2003 in accordance with the transition standards.

In the opinion of the Company’s Management, the transactions carried out abroad have been classified as “not integrated” to the Company’s transactions in Argentina.  Such transactions are not an extension of the Company’s transactions due to, among others, the following reasons:

a)    transactions with the Company are not a high proportion of the entity’s activities abroad;

 b)    activities of foreign business are partially financed with funds from their own transactions and with local loans;

c)   sales, workforce, materials and other costs of goods and services related to transactions abroad are settled mainly in a currency other than the currency of the investor’s financial statements; and

d)   Company’s cash flows are independent from the day-to-day activities of the foreign business and are not directly affected by the size or frequency of the activities of foreign business.

Upon applying the translation method, first the foreign transaction are remeasured into US dollars (functional currency for such transactions), as follows:

-  Assets and liabilities stated at current value are converted at the closing exchange rates.

-  Assets and liabilities measured at historical values and the income (loss) are converted at historical  exchange rates.

-  Remeasurement results are recognized in the results for the fiscal period.

 After the transactions are remeasured into US dollars, they are translated into Argentine pesos as follows:

-   Assets and liabilities are translated by using the closing exchange rate.

-   Income (loss) is translated at the historical exchange rates.

The translation effect arising from the translation of the financial statements is disclosed in the “Transitory differences - foreign currency translation”.

The above also applies to exchange differences arising from liabilities in foreign currency assumed to hedge the net investment in the foreign entity.

c) Restatement in constant money

The Company presents its consolidated financial statements in constant money following the restatement method established by Technical Resolution No. 6 of the FACPCE and in accordance with CNV General Resolutions No. 415 and 441.

Under such method, the consolidated financial statements integrally recognize the effects of the changes in the purchasing power of Argentine peso through August 31, 1995.  As from September 1, 1995, under CNV General Resolution No. 272, the Company interrupted the use of such method maintaining the restatements made through such date.  This method has been accepted by professional accounting standards through December 31, 2001.

On March 6, 2002, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution MD No. 3/2002 providing, among other things, the reinstatement of the adjustment-for-inflation method for the interim periods or years ended as from December 31, 2002, allowing for the accounting measurements restated based on the change in the purchasing power of the peso through the interruption of adjustments, such as those whose original date is within the stability period, to be stated in pesos as of December 2001.  Through General Resolution No. 415 dated July 25, 2002, the CNV required that the information related to the financial statements to be filed after the date on which the regulation became effective be disclosed adjusted for inflation.

The restatement in constant pesos method is applied to the accounting cost values immediately preceding the capitalization of the exchange differences capitalization of the exchange differences mentioned in note 4.o), which represent an anticipation of the effects of variances in the purchasing power of the Argentine peso, which will be subsequently absorbed by the restatement in constant pesos of the assets indicated in such note.

On March 25, 2003, the Executive Branch of Government issued Executive Order No. 664 establishing that the financial statements for years ending as from such date be filed in nominal currency.  Consequently, and under CNV Resolution No. 441, the Company no longer applied inflation accounting as from March 1, 2003. This method was not in accordance with professional accounting standads effective in the city of Buenos Aires. The CPCECABA, through Resolution N° 287/03 discontinued, the application of the restatement method as from October 1, 2003.

d) Accounting for the transactions of oil and gas exploration and production joint ventures and foreign branches

The Company´s interests in oil and gas involve exploration and production joint ventures which have been proportionally consolidated. Under this method, the Company recognizes its proportionate interest in the joint ventures' assets, liabilities, revenues, costs and expenses on a line-by-line basis in each account of its financial statements. Foreign branches have been fully consolidated.

e) Financial statements used

The financial statements of the subsidiaries and companies under joint control as of September 30, 2005 and 2004 and as of December 31, 2004 or the best available accountable information at such dates, were used for consolidation purposes and adapted to an equal period of time respect to the financial statements of the controlling company, after considering the adjustments to homogenize to the Company's valuation methods.

f) Petrobras Energía´s Corporate reorganization accounting effects

Petrobras Energía booked the effects of the corporate reorganization indicated in Note 1 in accordance with the pooling-of-interest method described in Technical Resolution No. 18 of the FACPCE.

Although Argentine professional accounting standards refer to business combinations, they do not mention the treatment applicable to the merger between entities under common control. Given the lack of a particular regulation, FACPCE Technical Resolution No. 17, as amended by Resolution C.D. No. 243/01 of the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires), establishes that the situations not regulated will be resolved pursuant to generally applicable international standards, taking into account especially the market and the standards regulating the issuer of financial statements.

In this regard, taking into account that the Company’s “Class B” shares are listed on the New York Stock Exchange, the accounting standards effective for such market (Statement of Financial Accounting Standard No 141) set forth that the merger between entities under common control accounted for using the pooling-of-interest method.

According to the method, the assets, liabilities and components of the shareholders’ equity of the transferring entities are recognized in the combined entity based on their carrying amounts as of the effective merger date.

According to the method, consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position and cash flows of Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L. as though they had always been a part of PESA. Considering that the effective merger date is January 1, 2005, shareholder’s equity and the result of operations do not change due to the merger. The net effects of additions, both at the financial and income levels, are presented in “Minority interest in subsidiaries”.

The assets and liabilities previously reported by Eg3 S.A., Petrobras Argentina S.A. and Petrolera Santa Fe S.R.L. as of December 31, 2004 are as follows:

The net sales and net income (loss) previously reported by the combined companies for the nine-month period ended September 30,2004, are as follows:

g) Changes in professional accounting standards

On August 10, 2005, the Board of the Professional Council in Economic Sciences of the City of Buenos Aires (CPCECABA) approved Resolution CD No. 93/2005, which introduced a series of changes to professional accounting standards, effective for the fiscal years beginning as from January 1, 2006.

The main changes introduced by such resolution are: (i) net cash flows at discounted levels are considered for the purpose of comparing with Property, Plant & Equipment recoverable value, eliminating the first comparison with the nominal value, (ii) treatment granted to the book adjustment for inflation in the deferred tax, which may be deemed a permanent or temporary difference, (iii) disclosure of transitory differences – foreign currency translation in a special shareholders’ equity account.  In addition, an amendment was introduced in the measurement of deferred tax assets and liabilities, which shall not be discounted for the entities included in the public offering thus unifying the treatment thereof with CNV standards.

As established in the new resolution, for items (i) and (ii), the binding effective term is deferred until January 1, 2008.

As of the issuance date of the accompanying financial statements, the CNV did not refer to the scope with which it will include the changes to professional accounting standards in its own regulations. The Company did not quantify the potential effects that could derive from adopting these changes.

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3.

Accounting standards

These financial statements have been prepared in accordance with professional Argentine GAAP and the applicable CNV regulations, which differ from Argentine GAAP as follows:

a) valuation of deferred tax at nominal value without applying any discounted values as required by CNV General Resolution No. 434.

b) the date of discontinuance of the restatement in constant money provided for in FACPCE Technical Resolution No. 6, as described in note 2.c).

c) the special treatment enabling the financial costs of payables to finance the investment in large infrastructure works and accrued after the total or partial launch of the facilities (as provided for in Section 4 of Resulution CD No. 243/01) may not be applied.

d) the possibility of capitalizing the financial costs of financing with the Company’s own capital may not be applied.

4.

Valuation methods

The main valuation methods used in the preparation of the consolidated financial statements have been as follows:

a) Accounts denominated in foreign currency:

At the prevailing exchange rates at the end of each fiscal year, including accrued interest, if applicable. The summary of accounts denominated in foreign currency is disclosed in Note 21.d).

b) Inventories:

Crude oil stock: at reproduction cost.

Materials: of high-turnover, at replacement cost; of low-turnover, at the last purchase price, restated in constant money, according to Note 2.c).

Work in progress and finished products relating to refining and petrochemical activities: at replacement or reproduction cost, as applicable, applied proportionally in the case of goods in process according to the degree of process of the related good.

Stock of liquid petroleum gases (NGL) in the gas pipeline system in excess of the line pack and held by third parties and stock of NGL obtained from the natural gas processing: at replacement or reproduction cost, as appropriate.

The carrying amount of these assets does not exceed their recoverable value.

c) Investments:

Listed shares and government securities:

-

Available for sale: at market value at the end of each period, less the estimated selling expenses. Any gain or loss due to market fluctuations is reflected currently in income in the “Financial income (expense) and holding gains (losses)” account.

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Held to maturity: at original value increased based on its internal rate of return at acquisition. Interest gain is credited to income on an accrual basis. As of September 30, 2005, the Company maintained investments with market value is 6 and its book value is 5.

Certificates of deposit and loans to affiliates over which significance influence is exercised: at face value plus accrued interest.

Investments in mutual funds: at market prices at the end of each period.

Shares — Participation in affiliates, in which the Company exercises significant influence: by the equity method. For the determination of the Company's equity in affiliates over which significance influence is excercised, the Company has used financial statements from affiliates, or the best available financial information.

For the determination of the Company's equity in affiliates, consideration has been given to the adjustments to adapt the valuation methods of some affiliates to those of the Company, irrevocable contributions made by others, elimination of reciprocal investments, intercompany profits and losses, the difference between acquisition cost and book value of affiliates at the time of the acquisition. Cash dividends from affiliates approved by shareholders' meetings held prior to the date of issuance of these financial statements, which are placed at the shareholders' disposal within a term not exceeding one year are deducted from the value of the investment and included in current investments.

Other shares – interests in affiliates in which the Company does not exercise significant influence: at acquisition cost restated in constant money as shown in Note 2.c).

d) Trade receivables and payables:

Trade receivables and payables have been valued at the spot cash estimated at the time of the transaction, plus accrued financial components, net of payments collected. The principal amount is equal to the cash price, if available, or the nominal price less implicit interest calculated at the prevailing interest rate on the date of the original transaction.  No implicit financial components inherent in our trade receivables and payables, which generally have terms that do not exceed 90 days, were identified.

Trade receivables include billed uncollected services and services rendered but not yet billed as of each period. The services rendered but not yet billed were estimated on the basis of series of actual historical data billings subsequent to each period. The total amount of receivables is net of an allowance for doubtful account.

e) Financial receivables and payables:

Financial receivables and payables have been valued according to the money paid and collected, respectively, net of transaction costs, plus accrued financial gains (losses) on the basis of the explicit or estimated rate at such time.

f) Other receivables and payables:

Other receivables and payables have been valued on the basis of the best possible estimate of the amount to be collected and paid, respectively, discounted in the relevant cases, using the estimated rate at the time of initial measurement, except for the deferred tax assets and liabilities.  As established by CNV regulations, deferred tax assets and liabilities have not been discounted.  This criterion does not comply with accounting standards effective in the City of Buenos Aires, which required that such balances have to be discounted.

g) Property, plant & equipment:

Property, plant & equipment, except as indicated below, have been valued at acquisition cost restated in constant currency, according to Note 2.c), less related accumulated depreciation.

Property, plant & equipment related to foreign operations were converted into US dollars since that is the functional currency for such operations, at its historical exchange rates, and they have been translated into Argentine pesos at the exchange rate effective as of closing in accordance with the method for converting foreign operations described in Note 2.b).

In accordance with the Statement of Financial Accounting Standard No. 19 (SFAS N°19) outlines, the Company uses the successful efforts method of accounting for its oil and gas exploration and production activities. This method involves the capitalization of:  (i) the cost of acquiring properties in oil and gas production areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of reserves economically exploited; (iii) the cost of drilling and equipping development wells, and (iv) the estimated future costs of abandonment and restoration.

In accordance with the SFAS N°19, exploration costs, excluding exploratory well costs, are charged to expense during the year in which they are incurred.  Drilling costs of exploratory wells are capitalized until determination is made on whether the drilling resulted in proved reserves that justify the commercial development.  If such reserves are not found, such drilling costs are charged to expense.  Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete.  In these cases, incorporating the changes introduced by the interpretation FASB Staff Position 19-1, as from July 2005 such costs continue to be capitalized insofar as the well has allowed to determine the existence of sufficient reserves to warrant its completion as production well and the company is making sufficient progress in evaluating the economic and operating feasibility of the project.  Before such interpretation, SFAS 19 provided: (I) if the well found reserves in an area requiring major capital expenditures before production may start, classification of such reserves as proved is dependent upon whether any additional reserves are found justifying the abovementioned investment.  In this case, the cost of the exploratory well continues capitalized as long as it meets the following two conditions: (a) reserves found are sufficient to justify completion of the well as producer if the capital investment is made, and (b) the drilling of additional exploratory wells is in progress or firmly planned for the near future.  Otherwise, drilling costs are charged to expense; (II) if the reserves are not classified as proved for any other reason, drilling costs of exploratory wells should not remain capitalized for a period exceeding one year after the completion of the drilling.  If after one year no reserves are classified as proved,, exploratory well costs should be charged to expense. As of September 30, 2005 and December 31, 2004 the Company has capitalized costs of exploratory wells amounting to 20 and 18, respectively.

The Company depreciates productive wells, as well as machinery, furniture and fixtures and camps in the production areas according to the units of production method, by applying the ratio of oil and gas produced to the proved developed oil and gas reserves. The acquisition cost of property with proved reserves is depreciated by applying the ratio of oil and gas produced to estimated proved oil and gas reserves. Acquisition costs related to properties with unproved reserves is valued at cost and its recoverability is assessed from time to time on the base of geological and engineering estimates of possible and probable reserves that are expected to be proved over the life of the concession.

Estimated future restoration and abandonment well costs in hydrocarbons areas discounted at an estimated rate at the time of their initial measurement, are included in the value at which the assets that gave rise to such costs are capitalized, and are depreciated using the units of production method.  Additionally, a liability is recognized for such costs at the estimated value of the amount payable, discounted at an estimated rate at the time of its initial measurement.

The Company estimates its reserves at least once a year. As of December 31, 2004 total oil and gas reserves were audited by Gaffney, Cline & Associates Inc., independent international technical and management advisors.

The Company 's remaining property, plant & equipment are depreciated by the straight-line method based on their existing exploitation concession terms and their estimated useful lives as the case may be.

The cost of works in progress, whose construction will extend over time, includes the computation of financial costs accrued on loans granted by third parties, if applicable, and the costs related to putting the facilities into operation that are considered net of any income obtained from the sale of commercially valuable production during such process.

The value of CIESA’s property, plant and equipment transferred under the Gas del Estado privatization process was determined based on the price paid for the acquisition of 70% of Transportadora de Gas del Sur S.A. ´s common stock.  This price was the basis to determine a total value of common stock, to which was added the value of the debts assumed under the Transfer Agreement, in order to determine the initial value of property, plant and equipment.  Such value has been restated into constant pesos as explained in Note 2.c.

Company Management assesses the recoverability of property, plant and equipment items whenever there occur events or changes in circumstances (including significant decreases in the market value of inventories, in the prices of the main products sold by the Company or in oil and gas reserves, as well as changes in the regulatory framework for Company activities, significant increases in operating expenses, or evidence of obsolescence or physical damage) that could indicate that the value of an asset or of a group of assets might not be recoverable on the basis of undiscounted net cash flows.  The Company assesses the recoverability of such assets on the basis of a variety of indicators, including operating results, business plans, economic projections and expected cash flows.  The net book value of an asset is adjusted to fair value if the expected undiscounted cash flows are lower than the book value of the asset in question. Recoverable values are based on the discounted cash flows from such assets, which are determined considering, among other elements, the premises that represent Management's best estimate of the economic conditions that will exist during the useful life of the assets, assuming discount rates that reflect the marketplace's evaluation of the time value of money and the specific risks related to the asset.

The value of property, plant & equipment, measured for each identifiable business unit or line of business, i.e. producing an independent stream of revenues for the Company, do not exceed their recoverable value.

h) Environmental costs:

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (a) such costs relate to improvements in capacity and safety; (b) environmental pollution is prevented or limited; or (c) the costs are incurred to prepare the assets for sale and the book values of such assets together with the additional cost do not exceed their respective recoverable values.

Liabilities related to future remediation costs are recorded when environmental assessments are probable, and the costs can be reasonably estimated. The timing and magnitude of these accruals are generally based on the Company´s commitment to a formal plan of action, such as an approved remediation plan or the sale or disposal of an asset. The accrual is based on the probability that a future remediation commitment will be required.

The Company records the related liabilities based on its best estimate of future costs, using currently available technology and applying current environmental regulations as well as the Company´s own internal environmental policies.

i) Income tax, tax on minimum presumed income, royalties and withholdings on export of hydrocarbons:

The Company and its affiliates estimate income tax on individual basis under the deferred tax method.

The deferred tax balance as of the end of each period has been determined on the basis of the temporary differences generated in the items that have a different accounting and tax treatment.

To book such differences, the Company uses the liability method, which established the determination of net deferred tax assets and liabilities on the basis of temporary differences determined between the accounting measurement of assets and liabilities and the related tax meassurement. Temporary differences determine the balance of tax assets and liabilities when their future reversal decreases or increases the taxes determined.  Where there are unused Tax loss carryforwards that may be offset against future taxable income, the Company recognize a deferred tax asset, only to the extent that recovery of such asset is probable.

Deferred tax assets and liabilities have been valued at their nominal value, as established by CNV’s General Resolution No. 434.  The professional accounting standards effective in the City of Buenos Aires require that such nominal value be discounted at a current rate estimated as of each period-end.

The tax on minimum presumed income is supplementary to income tax, since while the latter is levied on the year's taxable income, the tax on minimum presumed income is a minimum tax levied on the potential income of certain productive assets at the rate of 1%, so that the Company's final liability will be equal to the higher of both taxes. However, should the tax on minimum presumed income exceed the income tax in any given year, such excess may be applied to reduce any excess of income tax over the tax on minimum presumed income in any of the ten succeeding years.

For the operations in Argentina, Venezuela, Brazil, Peru, Ecuador and Bolivia the income tax accrual was calculated at the tax rates of 35%, 34%, 34%, 30%, 36.25% and 25%, respectively. Additionally, payment of Bolivian-source income to beneficiaries outside Bolivia is subject to a 12.5% withholding income tax and, a 34% income tax is levied on the dividends paid by Venezuelan companies, in event of income in excess of taxable income.

Law No. 25,239 and its Administrative Order No. 1,037/2000 amended income tax law to establish, among other things, that shareholders residing in Argentina of companies organized or operating in countries with low or no-taxation with non-operating income exceeding 50% of net income, are to book accrued passive income such as interest, dividends, royalties, rents or other similar passive income to the fiscal year, although the income was not remitted or credited to any account. The Law and Administrative Order also establish that such companies shall not generate Argentine tax credits for the tax paid abroad.

Royalties are paid in Argentina for the production of crude oil and for effectively used volumes of natural gas. Those royalties are 12% of the wellhead estimated price for oil and gas. The wellhead price represents the final sales price less treatment, storage and transportation costs. Oil and gas production in Bolivia are subject to royalties and direct taxes that, overall, represent 50% of the estimated wellhead value of such products, which is taken be the invoicing price less associated transportation expenses. Royalties are charged to production costs in the “Oil and gas royalties” account. In Venezuela, for the Acema, Mata and La Concepción (Third Round) areas, 30% royalties are paid with respect to the excess production, calculated based on the crude wellhead estimated price. Under contractual terms, royalties of the Third Round areas are deducted from the sales price.  In Peru, the royalties paid for the production of crude oil are determined on the basis of the price of a basket of varieties of crude oil, starting at rate of 13% for prices of up to US$ 23.9 per barrel.  The royalty rate applicable as of September 30, 2005, was 25.8%.  Production of natural gas in Peru is subject to a fixed royalty of 24.5%.

As regards the Pichi Picún Leufú Hydroelectric Complex, as provided in the concession agreement, the Company pays hydroelectric royalties of 1% increasing at a rate of 1% per annum up to the maximum percentage of 12% of the amount resulting from applying the rate for the bulk sale to the power sold under the terms of Section No. 43 of Law No. 15,336, as amended by Law No. 23,164. In addition, the Company is subject to a license fee payable monthly to the Federal Government for the use of the power source equivalent to the 0.5% of the same basis used for the calculation of  hydroelectric royalty.

The Public Emergency and Exchange System Reform Law No. 25,561 establishes the creation of a system of withholdings on exports of hydrocarbons for five years, since March 1, 2002. The current withholding rate is 5% for refined products, 20 % for LPG and 20% for natural gas. There is a special withholding regime on crude oil exports, starting at 25% if the price per barrel equals or is less than US$ 32, plus increasing withholdings rates ranging from 3% to 20%, depending on whether the price per barrel of crude oil varies from US$ 32.01 to US$ 45, with a maximum withholding rate of 45% when the price exceeds US$ 45.

j) Liabilities for labor costs:

Liabilities for labor costs are accrued in the periods in which the employees provide the services that trigger the consideration.

For purposes of determining the estimated cost of postretirement benefits granted to employees, the Company has used actuarial calculation methods, making estimates with respect to the applicable demographic and financial variables.

k) Contingencies:

Certain conditions may exist as of the date of financial statements which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Such contingent liabilities are assessed by the Company’s management based on the opinion of Petrobras Participaciones's legal counsel and the available evidence.

Such contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company´s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

If the assessment of a contingency indicates that it is probable that a loss has been incurred and the amount of the loss can be estimated, a liability is accrued in the Reserves account. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the possibility of occurrence, is disclosed in a note to the financial statements. Loss contingencies considered remote are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

Significant litigations in which the Company is involved and the movements of reserves are disclosed in Note 13.

l) Earnings per share:

Earnings per share for the nine-month periods ended September 30, 2005 and 2004, were calculated on the basis of the number of outstanding shares in each year. Since the Company does not have preferred assets or convertible debt securities, the basic earnings per share is equal to the diluted earnings per share.

m) Shareholders – equity accounts:

They were restated into constant currency, according to Note 2.c), as of year-end, except for “Capital stock” that represents subscribed and paid-in capital.  The adjustment arising from the restatement into constant currency is disclosed under “Adjustment to capital stock”. The account “Treasury stock” relates to the purchases of shares of the Company by Petrobras Energía, and are deducted from the shareholders’ equity at acquisition cost, disclosed in a separate line in the statement of changes in shareholders’ equity.

n) Revenue recognition:

The Company generally sells crude oil, natural gas and petroleum, petrochemical, and other products. In all cases, revenues are recognized when the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are fixed or determinable and collectibility is reasonably assured.

 Revenues from the production of oil and natural gas properties in which the Company has an interest with other producers are recognized on the basis of the Company’s net working interest.

Revenues from sales resulting from the natural gas transportation under firm agreements are recognized by the accrued reserve of the transportation capacity hired, regardless of the volumes carried. Revenues generated by interruptible gas transportation and by certain LNG production and transportation contracts, are recognized at the time the natural gas and the liquids, respectively, are delivered to the customers.  For other LNG production contracts and other services, the revenues are recognized upon services are rendered.

Sales between group companies are based on prices generally equivalent to commercially available prices.

o) Statement of income accounts:

Restated into constant currency through the end of the period, according to Note 2.c), considering the following:

- The accounts accumulating monetary transactions at nominal value, less imputed financial components, where applicable.

- Depreciation and consumption expenses related to non monetary assets were charged to income (losses) taking into account the restated costs of such assets.

- Financial income (expense) and holding gains (losses) are broken down between those generated by assets and those generated by liabilities.  “Financial (expense) income, net” discloses financial income and expenses, exchange differences and income (loss) from changes in the quotation of government securities and shares, at their restated nominal value.

CNV General Resolution No. 398 allows, as an exceptional treatment, the one provided for in Resolution M.D. No. 3/2002 of the CPCECABA, whereby the exchange differences originated as from January 6, 2002, from liabilities in foreign currency existing as of such date directly related to the acquisition, construction, or production of property, plant & equipment, intangibles, and long-term investments in other companies organized in the country should be allocated at the cost values of such assets with a number of conditions established in such professional standard.  Direct financing shall mean that granted by the supplier of the goods, billed in foreign currency, or that obtained from financial institutions for identical purposes.  In the cases in which there is an indirect relation between the financing and the acquisition, production, or construction of the assets, such exchange differences may also be allocated, under certain conditions, to the cost values of such assets.  The Company has adopted the method of capitalizing exclusively the foreign exchange differences resulting from direct financing. Subsequently, in July 2003, the CPCECABA put into effect Resolution C.D. No. 87/03, which - among other measures - abrogated the provisions of Resolution M.D. No. 3/2002 mentioned above. Consequently, as from such date, the Company ceased to apply the exchange difference capitalization / de-capitalization method.

As described above, as of September 30, 2005 and December 31, 2004, the Company has capitalized exchange differences, principally through the investment in Ciesa, amounting to a residual value of 25 and 26.

5.     Accounting for derivative financial instruments

The Company uses various derivative financial instruments such as options, swaps and others, mainly to mitigate the impact of changes in crude oil prices, interest rates and future exchange rates.

Such derivative instruments are designated as hedging specific exposures, highly correlated to the risk exposure in question and highly effective in offsetting changes in cash flows inherent to the covered risk.

The use of derivative financial instruments exposes the Company to credit risk. In addition, the Company uses strict policies for the approval of lines of credit, applies several procedures to evaluate these risks and seeks to reduce this credit exposure by means of the use of certain tools, such as anticipated collections or payment agreements for such operations and the offsetting of collections and payments.

Derivative financial instruments are measured at their fair value, determined as the amount of cash to be collected or paid to settle the instrument as of the date of measurement, net of obtained or paid advances.

Changes in the accounting measurement of derivative financial instruments designated as cash flow hedge, which have been designated as effective hedges, are recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge”, and any other change is recognized under financial income (expense) for the year.  Changes in the accounting measurement of derivate financial instruments recognized under “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” are subsequently reclassified to income (loss) for the period in which the hedged item affects such results.

A hedge is considered to be effective when at its inception, as well as during its life, its changes offset from eighty to one hundred and twenty five percent the opposite changes of the hedged item. In this respect, the Company excludes the specific component attributable to the time-value of an option when measuring the effectiveness of instruments that qualify for hedge accounting.

Hedge accounting must cease for the future upon occurrence of any of the following events: (a) the hedge instrument has matured or has been settled; (b) the hedge transaction is no longer effective; or (c) the projected transaction does not have a high likelihood of occurrence.  Should that be the case, the income (loss) arising from the hedge instrument that would have been allocated to “Transitory differences-Measurement of derivative financial instruments designated as effective hedge” should remain there until the committed or projected transactions occurs in the case of (a) and (b), and are charged to income in the case of (c).

Changes in the accounting measurement of derivative financial instruments that not qualify for hedge accounting are recognized in the state of income under “Financial income (expense) and holding gains (losses)”.

a)

Instruments that qualify for hedge accounting

As of September 30, 2005 and 2004 the Company did not have positions in derivatives that qualify for hedge accounting purposes.

b)

Instruments that do not qualify for hedge accounting

As of September 30, 2005 and 2004, losses of derivative financial instruments that do not qualify for hedge accounting amount to 326 and 732, respectively. These results contain 157 and 268 respectively from companies under control and under joint control.

The main conditions and terms by type of instrument as of September 30, 2005 are as follows:

(1)

Options on swaps exercised by the other party.

c)

Other operations with derivative instruments

The Company performs forward sales of US dollars in exchange for Argentine pesos. As of September 30, 2005, the nominal value of effective contracts amounts to US$ 52 million at the average exchange rate of Argentine pesos 3.00 per US dollar. During the current period, the Company recognized a 3 profit.

6.      Oil and gas areas and participation in joint ventures

As of September 30, 2005, the Company was part of the oil and gas consortiums, joint-ventures and areas indicated in Note 21.g). As of that date, the aggregate joint ventures and consortia assets, liabilities and results in which the Company is a party, included in each account of the balance sheet and the statement of income, respectively, utilizing the proportionate consolidation method are disclosed in Note 21.h).

The production areas in Argentina and Peru are operated pursuant to concession production agreements with free crude oil availability. Those related to Venezuela are exploitation service agreements, in which Petróleos de Venezuela S.A. (“PDVSA”) owns all the oil and gas produced and is responsible for the payment of all royalties and taxes related to the production and will receive, upon expiration of the agreement term, the exclusive ownership of all operating facilities, property and equipment used by the joint ventures to perform the activities under the agreement.  In Bolivia it is a shared-risk contract signed with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) with free production availability.

In Ecuador, operation contracts for Block 18 stipulate the free disposition of the oil produced and differential production percentages to go to the Ecuadorean Government. In the Pata field, the Government receives a production share ranging from 25.8%, if daily production is lower than 35,000 barrels per day, to 29%, if production exceeds 45,000 barrels per day.  For the middle range, the share is about 26.1%.  As for operation of the Palo Azul field, the percentages are determined in accordance with a formula that takes into account the final price of the crude produced and the level of total proved reserves.  Namely, if the crude from Palo Azul is sold at less than US$ 15 per barrel, the Government receives about 30% of the crude produced, while, if the price of the crude is US$ 24 or higher, the Government receives about 50% of production.  For the other price ranges, a price scale was agreed.  The selling price of the Palo Azul crude is calculated considering as reference the barrel of WTI after the standard market discount for the Oriente crude.  As of September 30, 2005, the Government's shares of the oil produced at the Pata and Palo Azul fields was 25.8% and 50%, respectively.

Block 31 has no production yet, given that it is in the early stages of development, but as soon as it produces its first barrel, the Government’s share will range from 12.5% to 18.5%, depending on daily production volumes and oil density. The concession agreement for Block 31 provides for the free availability of the crude oil produced.

The Company is jointly and severally liable with the other joint venturers for meeting the contractual obligations under these arrangements.

As regards the Oritupano-Leona area, in Venezuela, the joint venture awarded the area receives a variable operation fee based on production volumes, which amounts to US$ 7.4 per barrel as of September 30, 2005, plus a capital fee for reimbursement of certain exploration and development investments. The agreement establishes an additional compensation as an incentive for additional production once the area reaches an accumulated production of 155 million barrels. This compensation is based on an additional rate per barrel, adjusted according to the variations in a basket of crude oil prices. During the first quarter of 2005, the consortium reached the accumulated production established by the agreement and, consequently, it began accruing such incentive on production.

In relation to the Mata, Acema and La Concepción fields, also in Venezuela, the joint ventures awarded the areas are paid a fee for the operation services rendered, which covers investments and production costs plus a gross profit. The fee has a fixed component related to contractual baseline production and a variable component related to incremental production, that covers investments and production costs plus a gross profit up to a maximum tied to a basket of international oil prices.

Under the terms and conditions of the provisional agreements signed by Petrobras Energía Venezuela S.A. with PDVSA in September 2005, the total amount of accumulated payments to the contractors of Venezuelan joint ventures during 2005 should not exceed 66.67% of the total value determined in US dollars of the crude oil delivered.

Investment commitments

Petrobrás Energía Perú S.A. has arrived at an agreement with the Peruvian Government, whereby it undertook the commitment to make investments in Lot X amounting to at least US$ 97 million approximately over the period 2004-2011.  In compensation, the Peruvian Government undertook to reduce the royalties for oil and gas extraction that it charges to the company.  The tasks initially planned for this project comprise the drilling of 51 wells, the reconditioning of 526 wells, the rehabilitation of 177 wells that had been abandoned temporarily and the implementation and expansion of the water injection project. As of September 30, 2005 Petrobras Energía Perú S.A. invest about US$ 44 million.

The Company has retained a portion of Block 31 in Ecuador to continue exploring, undertaking the commitment to perform an environmental impact study, as well as registration, processing and interpretation of 120 sq. km of 3D seismic, reprocessing 500 km of 2D seismic and integration with the new 3D seismics and the drilling of an exploratory well, representing an investment of about US$ 16 million.  Likewise, in Block 18, the Company has commitments amounting for about US$ 47 million related to the operation of the Pata and Palo Azul fields, that include productive well drilling and the construction of crude-oil treatment plants.

Additionally, the Company has undertaken an investment commitment related to its share in the Cañadón del Puma area for 50% of the total US$ 8 million commitment, to be completed by May 2006. As of September 30, 2005 the consortium invest US$ 5 million.

Operations in Ecuador.

License of Block 31

A large part of Block 31 is located in Parque Nacional Yasumí, a highly-sensible environmental area located in Ecuador's Amazon area, which is part of the areas belonging to the National Heritage of Natural Areas, Protective Forests and Vegetation.

In August 2004, the Ecuadorean Ministry of Environment approved the Environment Management Plan for the project related to the development and production of block 31 and granted the environmental license for the Nenke and Apaika fields for the project construction phase. In addition, in August 2004, the Ministry of Energy and Mining approved the block 31 development plan, which started the 20-year exploitation period.

In this respect, native and environmentalist groups made public statements against the block 31 development, arguing that the oil & gas activity was dangerous for the park biodiversity.

On July 7, 2005, the Ministry of Environment did not authorize the beginning of certain construction works on the Tiputini river (boundary of Parque Nacional Yasumí), the temporary river path and denied the entrance to Parque Nacional Yasumí. Petrobras Energía Ecuador filed two administrative reconsideration appeals with the Ministry of Environment itself, out of which one was dismissed and the other is still unresolved as of the date of these financial statements. Additionally, a constitutional rights protection action was filed by Petrobras Energía Ecuador against the Ministry of Environment for the prohibition to enter Parque Nacional Yasumí.  The Trial Court’s unfavorable resolution was appealed to the Constitutional Court, which has not yet pronounced any judgment. In addition to the filing and resolution of such appeals, Petrobras Energía is negotiating with the appropriate authorities to find a solution that enables to continue with the development plan of the Nenke and Apaika fields.

Crude Oil Transportation Agreement with Oleoductos de Crudos Pesados Ltd. (OCP)

In relation to the exploitation of Blocks 18 and 31, the Company has executed an agreement with OCP, whereby it has guaranteed an oil transportation capacity of 80,000 barrels per day for a 15-year term as from November 10, 2003. The type of transportation agreement is “Ship or Pay”.  Therefore, the Company should meet its contractual obligations for the entire volume hired, although no crude oil is transported, paying, like the other producers, a rate that covers OCP operating costs and financial services, among others.  As of September 30, 2005 this amounted to US$ 2.2 per barrel. The costs for the transportation capacity are billed by OCP and charged to expenses monthly. In this regard, the costs related to the crude oil volume effectively transported are charged to “Administrative and selling expenses” line, whereas the surplus, related to transportation capacity hired but not used is disclosed in the “Other operating expenses, net” line.

The Company estimates that, during the effective term of the “Ship or Pay” transportation agreement, the crude oil produced will be lower than our committed transportation capacity. This presumption is based on: (i) the probability estimated for the Block 31 development and (ii) the new vision about the Block 31 reserves potentiality. Accordingly, from July 2004 through the end of the agreement with OCP, the Company sold a portion of this transportation capacity (an average amount of 8,000 barrels a day). The net deficit impact is considered for the purpose of analyzing the recoverability of Ecuador’s assets. As of September 30, 2005 the Company keeps an allowance for the Ecuador’s assets depreciation of 319.

In order to guarantee the compliance with the Company’s financial commitments related to the “Ship or Pay” transportation agreement executed with OCP and OCP’s related business obligations, as of September 30, 2005, the Company hold letters of credit for a total amount of about US$ 131 million. These letters of credit, with final maturity in December 2018, are required to remain effective until the abovementioned commitments expire. As the letters of credit expire, the Company will be required to renew or replace them. Otherwise, such amounts shall have to be deposited in cash.

Agreement with Teikoku Oil Co Ltd.

In January 2005, Petrobras Energía entered into a previous agreement with Teikoku whereby, after obtaining approval by the Ministry of Energy of Ecuador, Petrobras Energía will transfer 40% of our rights and interest in Blocks 18 and 31. In addition, once production in Block 31 reaches an average of 10,000 barrels of oil per day for a period of 30 consecutive days, Teikoku has agreed to assume the payment of the 40% of the letters of credit resulting from the crude oil transportation agreement entered into with OCP.

Teikoku, in turn, will make a US$ 5 million initial payment and a US$ 10 million subsequent payment upon performance of certain infrastructure works necessary for the development of Block 31

In addition, Teikoku will make investments in Block 31 in excess of its interest in the joint venture, causing an accelerated development of the block and a faster establishment of reserves into cash. This agreement enabled a 40% reduction in the letter of credits guarantying Petrobras Energía compliance with those commercial obligations assumed under the transportation agreement entered into with OCP.

Transportation agreement with Occidental Exploration and Production Company (“Oxy”)

In January 2005, the Company entered into a crude oil transport agreement with Oxy.  Under such agreement, the Company will be able to use a pipeline owned by Oxy to transport oil produced by Block 31 to OCP’s header, carrying out approximately the 25% of the production related to the proved reserves in Block 31. This agreement is subject to its approval by the Ecuadorean Government.

The agreement is effective as from the thirty days from the beginning of operations of Block 31, or from January 2007, if it is previous, until July 2019.  A ship or pay clause is included in connection with a financial obligation for an amount of about US$ 10 million along the agreement duration.  To comply with the agreement, it will be necessary that Oxy facilities be expanded; this will require an investment of about US$ 14 million.  Such investment will be financed by Petrobras Energía Ecuador and will be reimbursed in the form of an offset of the transport rate to be paid, which will be of about 0.7 US$/bbl -adjusted based on the type of crude oil transported. During the construction phase, a stand-by letter of credit for US$ 9 million will be granted.  The ship or pay obligation will be guaranteed by means of a stand-by letter of credit for US$ 2 million, which will be effective until the field produces 10,000 barrels per day.

Operations in Venezuela

In April 2005, the Venezuelan Energy and Oil Ministry (“MEP”) ordered Petróleos de Venezuela, S.A. (“PDVSA”) to review the thirty-two operating agreements signed by PDVSA’s affiliates with oil companies from 1992 through 1997, including the agreements signed by the Company to regulate the exploitation of Oritupano Leona, La Concepción, Acema and Mata areas.  According to the MEP, such operating agreements include clauses that are not consistent with the current Organic Oil and Gas Law, enacted in 2001.

These instructions establish that all the necessary measures shall be taken within a nine-month term to convert all operating agreements currently effective into mixed-ownership companies in which the Government will hold an ownership interest of over 50% through PDVSA. As regards such agreements, the MEP has instructed PDVSA that the total amount of accumulated payments to contractors during the calendar year shall not exceed 66.67% of the value of oil and gas produced under the related agreement. On April 15, 2005, PDVSA notified Petrobras Energía Venezuela, S.A.

In June 2005, PDVSA notified Petrobras Energía Venezuela, S.A. that it would thereafter pay in Venezuelan bolívares the amounts of fee provided in effective operation agreements related to the domestic component of materials and services.  Such decision departs from the stipulations of operation agreements currently in effect, under which PDVSA is required to make such payments in US dollars.  During the transition phase, and until PDVSA performs an audit to determine the portion attributable to the domestic component, PDVSA has resolved it will pay 50% of the amounts stipulated in such contracts in US dollars and the remaining 50% in Venezuelan bolívares.

Within the context of the reforms promoted by the Venezuelan Government, at the request of PDVSA, the Company began to negotiate with PDVSA and Corporación Venezolana de Petróleo to adjust current agreements to the new legislation. As a first instance, on September 29, 2005, Petrobras Energía Venezuela S.A. signed provisional agreements with PDVSA, whereby it committed itself to negotiating the terms and conditions related to the conversion of the agreements in the areas of Oritupano Leona, La Concepción, Acema and Mata, and also acknowledged the application of the 66.67% cap over the value paid to contractors during the calendar year 2005. The signature of the provisional agreement for the Oritupano Leona area is subject to the previous approval of Petrobras Energía S.A.’s General Shareholders’ Meeting and, for that purpose, the shareholders of Petrobras Energía Participaciones S.A. will hold a special meeting. Such meetings were called for November 16, 2005. As of September 30, 2005, the acknowledgement of such limit implied booking lower service charge income for about 110, out of which about 68 is related to sales booked as of June 30, 2005.

Such provisional agreements do not contain any specifications as to the terms and conditions applicable to the negotiation of the agreements conversion, which does not permit to anticipate the impact and significance of future changes. Consequently, taking into account the importance of Venezuela’s assets in its business portfolio, the Company is unable to guarantee that the changes resulting from the conversion of the agreements will not affect negatively its equity, financial position and results of operations.

7.  Credit risk

The Company provides credit in the normal course of business to refiners, petrochemical companies, marketers of petroleum products, crude oil exporting companies, electric power generation companies, retail customers, natural gas distributors, electric power large users and power distribution companies, among others.

Sales for the nine-month period ended September 30, 2005, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del Perú S.A., Petrobras International Finance Co. and Empresa Nacional de Petróleo (ENAP), and sales to such entities represented about 8%, 5%, 3% and 3%, respectively, of sales for such period, before deducting export duties.

Sales for the nine-month period ended September 30, 2004, were made mainly to Petróleos de Venezuela S.A., Petroperú Petróleos del  Perú S.A., Petrobras International Finance Co. and Glencore AG and sales to such entities represented about 9%, 5%, 4% and 2%, respectively, of sales for such period, before deducting export duties.

As a result of the business of the Company and sale locations, the portfolio of receivables is well diversified, and such diversification makes the credit risk moderate. Thus, the Company constantly performs credit evaluations of the financial capacity of its clients, which minimizes the potential risk of bad debt losses.

8.     Inventories

     The breakdown of current and non-current inventories as of September 30, 2005 and December 31, 2004, is as follows:

9.     Investments, equity in earnings of affiliates and dividends collected from affiliates

The breakdown of current and non-current investments as of September 30, 2005 and December 31, 2004, and the equity in earnings of affiliates and dividends collected from affiliates for the nine-month periods ended September 30, 2005 and 2004, are as follows:

a)

Investments

b)

Equity in earnings of affiliates

(i)

Net of adjustments made to adapt TGS’s valuation methods to those of the Company for 0 and 1 as of September 30, 2005 and 2004, respectively. (See Section II).

(ii)

Includes an allowance for investments depreciation of 156 (See Section II)

- # -

c)

Dividends collected from affiliates

I.

Investment in companies over which joint control or significant influence is exercised and are subject to transfer restrictions:

a)

Distrilec Inversora S.A. (“Distrilec”):

Distrilec is able to change its equity interest and sell its shares of Edesur S.A. (“Edesur”) only with the approval of the ENRE (Federal Power Regulation Authority).

In addition, over the entire term of the concession, the Class “A” shares in Edesur shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.  This bond in no way limits the exercise of financial and voting rights associated with the Edesur shares.

b)

Cía. de Inversiones de Energía S.A. (“CIESA”):

Shareholders of CIESA, parent company of Transportadora de Gas del Sur S.A. (“TGS”), may not sell its Class “A” shares representing 51% of CIESA¢s capital stock, without the prior authorization of the regulatory agency and the approval of the shareholders of CIESA.

c)  Compañía Inversora en Transmisión Eléctrica Citelec S.A. (“Citelec”):

The Company, through Petrobras Energía S.A., may not modify or sell its equity interest in Citelec in a proportion and number of shares exceeding 49% of its shareholding without prior approval by the ENRE.

Upon obtaining approval by CNDC for the acquisition by Petrobras Participacoes SL of a majority shareholding in Petrobras Energía Participaciones S.A., Petrobras Energía assumed the unilateral commitment to divest all its ownership interest in Citelec, without a fixed term, in conformity with Law No. 24,065 of the regulatory framework for the electric power sector and the concession contract thereof. Such commitment was taken into account by the Department of Competition, Deregulation and Consumer Defense upon approving such change in the ownership interest.  Such commitment should be overseen by the Argentine Electric Power Regulatory Agency and approved by the Argentine Energy Department. On May 26, 2005, through Resolution No. 757, the Argentine Energy Department notified the Company that it established March 31, 2006, as the deadline for Petróleo Brasileiro S.A., through Petrobras Participaciones S.L., to meet the irrevocable commitment to divesting its interest in Citelec. Afterwards, through Resolution No. 941, the Argentine Energy Department abrogated such deadline and determined that Petrobras Energía had to file a divestment plan for the interest in Citelec, and it will be required to report on the progress made on a quarterly basis. Fulfilling the disposed by the Resolution N° 941, as of August 5, 2005 Petrobras Energía presented to the Argentine Energy Department the plan to divest totally from the equity interest in Citelec. Consequently, as of September 30, 2005 such investment is presented as a current investment.

Citelec is not permitted to modify nor sell its Class “A” shares representing 51% of Compañía de Transporte de Energía en Alta Tensión Transener S.A. (“Transener”)'s capital stock, without prior approval by the ENRE.

Transener may not modify nor sell its shareholding in Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A., without prior approval by the ENRE.

d)   Yacylec S.A. (“Yacylec”):

Yacylec’s Class “A” shares will remain pledged during the term of the concession, as security for the compliance with the obligations undertaken under the concession agreement.  Any transfer of shares requires ENRE’s prior authorization.

e)   Enecor S.A

For the entire term of the concession, the Class “A” shares in Enecor shall remain posted as bond to guarantee compliance with the obligations undertaken in the Concession Agreement.   Prior authorization from the ENRE is required for any transfer of shares.

In July 2005, the DPEC (Provincial Energy Department of Corrientes) decided not to consent any payment to Enecor S.A. by virtue of the electroduct contract and demanded contract guarantors to abrogate the irrevocable guarantees posted in due time. Consequently, Enecor S.A. went through the suspension of not only the royalty payment but also the guarantees posted in its favor. As a result of this action, Enecor S.A. demanded the DPEC and the guarantors to pay the royalties due and payable and to refrain from amending the electroduct contract and the guarantee system. Furthermore, constitutional actions for the enforcement of rights were filed against the entities involved in view of the apparent unlawfulness of its resolutions. On September 21, 2005, the ENRE was requested to become involved as enforcement authority of the electroduct contract. The ENRE notified the DPEC about the filing.

According to Enecor S.A.’s legal counsel, the behavior of the DPEC and the guarantors is apparently unlawful and arbitrary, and implies a clear noncompliance from such entities with the obligations and commitments assumed in due time. The controversy described generates substantial doubt as to Enecor S.A.’s ability to continue as a going concern. Based on such uncertainty, the Company booked an allowance amounting to 19 with respect to its investment in Enecor S.A.  Situation of the interests in public utility companies.

II. Situation of the interests in public utility companies.

The scenario after enactment of the Law on Public Emergency deeply changed the financial equation of public utility companies.  Particularly, the tremendous effect of the devaluation, within a context where revenues remained fixed, as a consequence of de-dollarization of rates, has affected the financial and cash flow position of companies, as well as their ability to comply with certain loan covenants.  This situation has extremely conditioned the financial ability to comply with obligations.

During 2002, CIESA, TGS and Transener have suspended the payment of their financial debts. TGS and Transener restructured its financial debt through their processes, which were accepted by about 99.8% and 98.8% of the related creditors. In September 2005, CIESA signed an agreement to restructure its financial debt with all its creditors.  The materialization of such restructuring is subject to certain approvals by the regulatory authorities. CIESA has prepared its financial statements assuming that it will continue as going concern, therefore, those financial statements do not include any adjustment that might result from the outcome of these uncertainties.

The Public Emergency Law provided for the conversion into Argentine pesos and the elimination of indexation clauses on public service rates, thus fixing them at the exchange rate of ARS 1 = US$ 1. In addition, the Executive Branch was empowered to renegotiate those agreements entered into to provide public services, along the following criteria: (i) rates impact on economic competitiveness and revenue allocation, (ii) service quality and investment plans, to the extent that they were contractually agreed upon, (iii) users interests and access to services, (iv) the safety in the system involved, and (v) utilities profitability.

On February 12, 2002, the Executive Branch of Government issued Decree No. 293/02 whereby it recommended the Ministry of Economy to renegotiate the agreements executed with public utilities. The Ministry of Economy should have submitted a renegotiation proposal or termination recommendation to the Executive Branch of Government and then it should be sent to the applicable Congress bicameral commissions.

To allow for preserving the provision of  public  services, and considering the renegotiation process underway, the Executive Branch of Government issued  Decree No.  146/03 authorizing an increase in gas and electric power rates. The increase in rates was objected by the ombudsman and consumer associations. On February 25, 2003, a trial  court issued an injunction and suspended the increase in rates.

The UNIREN (public service agreement renegotiation and analysis unit) was created in July 2003.  Such agency reports to the Ministries of Economy & Production, and Federal Planning, Public Investment & Services.  The UNIREN took over the work of the Renegotiation Commission and its aim is to provide assistance in the public works and services renegotiation process, execute comprehensive or partial agreements, and submit regulatory projects related to transitory rate adjustments, among other things.

On October 1, 2003, Argentine Congress passed a bill that established the extension to December 2004 of the term granted by the Executive Branch of Government by virtue of Public Emergency Law to renegotiate the agreements executed with privatized public-service companies.  Such law also will allow the Executive Branch of Government to fix public utilities rates until the completion of the renegotiation process. Subsequently, Law No. 25,792 again extended the term for renegotiating public works and utilities contracts until December 31, 2005.

In July 2004, the UNIREN made a proposal to TGS to adjust the license contractual terms, which stipulates, among other issues, a 10% rate increase effective as from 2005 as well as a comprehensive rate review effective as from 2007 and the waiver by TGS and its shareholders to claims based on the emergency situation under Law No. 25,561 before the agreement effective date, and to hold the Argentine Government harmless against any claim that may proceed based on the same grounds. Considering that it does not reflect the outcome of the meetings held with the UNIREN, TGS requested to continue with the negotiation process so as to reach a comprehensive agreement during the first half of 2005.  On April 27, 2005, the public hearing called by the UNIREN was held to analyze the proposal made on July 2004.  During such meeting, the UNIREN repeated its 10% increase proposal and proposed to bring forward the comprehensive rate review process so that the new rate charts may become effective during 2006. The Company stated the features of the original proposal that, in its opinion, should be improved and that it was willing to continue negotiating its terms. In June 2005, TGS received a new proposal from the UNIREN, which was made in conformity with the previous one. However, it also established an initial 10% increase in sales, and that the new rate charts deriving from the comprehensive review process would become effective earlier, on August 1, 2006.  In addition, the new proposal established as a new requirement that TGS and its shareholders shall waive any future claim related to the PPI rate adjustments that were not applied in 2000 and 2001. In July 2005, TGS answered such proposal and stated that the original 10% increase was not sufficient and that it agreed not to make any claims and file any appeals and actions in an arbitration tribunal or an administrative or judicial court in Argentina or abroad, provided that a renegotiation agreement was reached.

On May, 2005, Transener and Transba signed memorandum of understanding with the UNIREN, which included the terms and conditions that form the bases for the comprehensive renegotiation agreement regarding both companies’ concession contracts. The Treasury Attorney General, the Oversight Agency of Government Enterprises, the Bicameral Commission overseeing privatized companies and the Congress have approved the memorandum of understanding. As of the date of issuance of these financial statements, the memorandum of understanding had not yet been ratified by the Executive Branch.

In June 2005, Edesur signed a letter of understanding with the UNIREN as part of the renegotiation process involving the related concession contract. Based on such Letter of Understanding, in August 2005, the parties signed a Memorandum of Understanding that includes, among other matters, the terms and conditions that, once the procedures established by regulations are fulfilled, they shall be the substantive basis for amending the concession agreement. Such document establishes that from the execution of the Letter of Understanding through June 30, 2006, a complete rate review will be performed, which will allow fixing a new rate system effective August 1, 2006, and for the following five years. Also, it established a transition period for which the following was agreed: (i) a transitional rate system as from November 1, 2005, with an increase in the average service rate not exceeding 15%, applicable to all rate categories, except for residential rates; (ii) a mechanism to monitor costs, which allows reviewing rate adjustments; (iii) restrictions on dividends distribution and debt interest payment during 2006; (iv) investment commitments for 2006; (v) service provision quality standards; and (vi) restrictions on Distrilec to change its interest or sell its shares in Edesur.  As a preliminary condition for the Executive Branch to ratify the Memorandum of Understanding, Edesur and its shareholders shall suspend all pending claims that are based on the measures resolved as from the emergency situation established by Public Emergency Law in connection with the concession agreement.

It is not possible to predict the future development of the rates and concession agreements renegotiation processes or their effects on such companies’ results of operations and financial position.

As of September 30, 2005, the book value of the equity interests in CIESA, Distrilec and Citelec amounts to 430, 660 and 137 (net of adjustments made to adapt  Ciesa’s valuation method to those of the Company of (41) and 84 corresponding to the purchase price allocated to Distrilec’s fixed assets booked by the Company at the time of the acquisition of a portion of its interest ). Additionally the valuation of CIESA includes 166 corresponding to the transfer to Enron of its interest in TGS (See Section 5.III). The book value of the equity interest in Citelec was exposed net of a depreciation allowance, to its recoverable value of 156. As of December 31, 2004, the valuation of the equity interests in CIESA, TGS, Distrilec and Citelec amounted to 206, 151, 678 and 116 (net of adjustments made to adapt  Ciesa’s valuation method to those of the Company of (43) and (11) and 87 corresponding to the purchase price allocated to Distrilec’s fixed assets booked by the Company at the time of the acquisition of a portion of its interest).

The book value of such equity interests does not exceed their recoverable value. To estimate the recoverable value of the investments in CIESA and TGS, the Company’s Management privileges the measure regarding the listed price of TGS’s shares, as it considers that the use of the related values in use is severely subject to the important uncertainties of the lack of definitions concerning the continuity of the rate renegotiation process with the Federal Government. In estimating the respective cash flows, which is necessary for estimating the values in use, this uncertain situation entails structuring and analyzing several possible scenarios for future projections, weighing extremely subjective likelihood of occurrence, which condition the appropriateness and reliability of the resulting values. Such methodology has been consistently applied through June 30, 2005, in estimating the recoverable value of the investment in Citelec, by considering the listed price of the Transener’s shares. As from September 30, 2005, by virtue of the filing of the plan contemplated for the divestiture (see note 5(I)), the shares held in Citelec were valued up to the cap of the recoverable value determined based on the probable net realizable value.

 III.  CIESA´s Master Settlement Agreement and Mutual Release Agreement

In April 2004, the shareholders of CIESA celebrated a framework agreement whereby Petrobras Energía and Enron will reciprocally waive any right to make claims arising from or related to certain agreements executed by such groups in connection with their interests in CIESA and TGS.  The terms of the Master Agreement include the transfer of the technical assistance agreement to Petrobras Energía, which was materialized in July 2004.  In addition, to provide the necessary flexibility to make progress in restructuring CIESA’s financial debt, the Master Agreement establishes certain share transfers. On August 29, 2005, after the relevant regulatory authorities’ approvals, Enron transferred to a trust 40% of the shares issued by CIESA and, at the same time, Petrobras Energía and its subsidiary, Petrobras Hispano Argentina S.A. transferred to Enron Class B shares of common stock issued by TGS (representing 7.35% of TGS’s capital stock). At a second stage, pursuant to the terms of CIE’A's financial debt refinancing agreement, entered into in September 2005, once the appropriate approvals are obtained from Ente Nacional Regulador del Gas (Argentine Gas Regulatory Agency) and Comisión Nacional de Defensa de la Competencia (Anti-trust authorities), CIESA will deliver about 4.3% of the Class B shares of common stock held in TGS to its financial creditors as partial debt repayment. These shares will be transferred to Enron in exchange for the remaining shares held by the latter in CIESA.

Once the debt restructuring is completed (Note 10.VIII), considering that in addition to the share transfers mentioned above the fiduciary ownership of the shares held in CIESA by the trust will be transferred to Petrobras Energía and Petrobras Hispano Argentina S.A. and new shares will be issued for the benefit of creditors, CIESA’s capital stock structure will be as follows: (i) Class A shares directly and indirectly held by Petrobras Energía S.A., representing 50% of the capital stock and votes in CIESA; and (ii) Class B shares held by the financial creditors of CIESA, representing the remaining 50% of the capital stock and votes in CIESA.

Considering the progress made in renegotiating CIESA’s debt and the favorable expectations about its outcome, which would result in an increased value of the equity interest in CIESA, the Company computed the book value of the interest in TGS transferred to Enron as part of the valuation of its equity interest in CIESA, which is presented as non-current investment.

  IV:     Expansion of TGS’s gas transportation system

According with the creation by the Argentine Government of a framework for the creation of trust funds for financing expansions to the natural gas transportation system, in June 2004, TGS submitted to the Energy Department a project to expand the transportation capacity of the San Martín gas pipeline by about 2.9 million cubic meters per day, which entered totally into operations by the end of August 2005.  TGS was in charge of managing the project and will be operating and maintaining the new facilities.

The trust fund invested about US$ 311 million, which will be repaid with 20% of the revenues from the firm additional capacity contract, plus an additional rate charge to be invoiced to certain customers. In turn, TGS invested US$ 40 million in such expansion, which will be repaid with 80% of the revenues from the additional capacity contracted.

Petrobras Energía provided the funds to finance the project provisionally on account and behalf of Petrobras, which acted as the financing leader and requested Banco Nacional de Desenvolvimento Económico e Social de Brasil (“BNDES”) to grant and document a loan to finance works for an amount of at least US$ 142 millions. As of September 30, 2005 Petrobras Energía doesn’t keep any financial risk related with the project.

 V.    Transener S.A.’s financial debt restructuring

On June 30, 2005, Transener S.A. concluded the restructuring process of its financial debt and, as of the offer maturity date, it obtained the acceptance of regular creditors representing 98.8% of the total pending paid debt. The redeemed debt represented a nominal value of about USS 460 million. As a result of the decisions made by creditors, the prorating and assignment mechanisms and further terms and conditions of the restructuring offer, Transener S.A. issued corporate bonds and made payments in cash pursuant to the following conditions:

(1)

Issuance of corporate bonds at par for a nominal value of about US$ 80 million, with final maturity in December 2016, accruing interest at a 3% annual rate until December 2007, and then increasing by 4% to 7% until the maturity term thereof.

(2)

Issuance of discount corporate bonds for a nominal value of about US$ 200 million, with final maturity in December 2015, accruing interest at a 9% annual rate until December 2008, and 10% for the remaining period.

(3)

Issuance of 76,017,610 Class “B” shares. At the end of the term for the holders of Transener S.A.’s class “C” shares to exercise the preemptive right and the right to accrue, the Company will make available 8,447,500 class “B” shares for shareholders or will deliver cash in lieu of class ”C" shares.

(4)

Payment in cash for an amount of about US$ 70 million

Pursuant to the financing agreements signed in connection with the debt restructuring, Transener S.A. was required to comply with a series of restrictions including, among others, restrictions on debt issuance, new investments, sale of assets and dividend distribution.

As the result of the issuance of shares described in (3), Citelec´s participation in Transener decrease from 65% to 53.67% and the Company indirect participation decrease from 32.5% to 26.835%.  Financing

The detail of debt as of September 30, 2005 and December 31, 2004, is as follows:

I.    Petrobras Energía’s Global Programs of nonconvertible notes)

a) US$ 2.5 billion program

The Regular Shareholders’ Meeting of Petrobras Energía held on April 8, 1998, approved the establishment of a global corporate bond program for up to a maximum principal amount outstanding at any time of US$ 1 billion or its equivalent in other currency.  Later, the Regular and Special Shareholders’ Meeting held on June 20, 2002, authorized the increase of the maximum program amount outstanding at any time during the effectiveness of the program up to US$ 2.5 billion or its equivalent in other currency.

The Regular and Special Shareholders’ Meeting of Petrobras Energía held on July 8, 2003, extended the term of the Petrobras Energía Medium-Term Corporate Bonds Program for five years counted as from May 5, 2003, or the maximum term that may be allowed under any new regulations that might become applicable in the future.

The establishment of the Program was authorized by Certificate No. 202, dated May 4, 1998, and Certificate No. 290, dated July 3, 2002 and Certificate No. 296 dated September 16, 2003, of the CNV.

As of September 30, 2005, there remained outstanding the following classes of corporate bonds under the medium-term global program:

-

Class B, for US$ 5 million, payable in a single installment in May 2006, at a 9% fixed annual rate.

-

Class G, for a face value of US$ 250 million maturing in January 2007 at a 9% annual rate

-

Class H, for a face value of US$ 181.5 million maturing in May 2009, at a 9% annual rate

-

Class I, for a face value of US$ 349.2 million maturing in July 2010, at a 8.125% annual rate

-

Class N, for a face value of US$ 97 million, with principal amortized in two installments, the first – equivalent to 9.9099% of nominal value – settled on the same day of issuance, January 24, 2003, and the remaining due in June 2011, accruing interest at six-month LIBOR plus 1%.  As of September 30, 2005, the amount of US$ 87 million is effective in this class

-

Class Q, for a face value of US$ 3.98 million, with two principal amortization installments: the first equivalent to 10% of the face value settled on the same day of issuance, April 25, 2003, and the remainder in April 2008, at an interest rate of 5.625%.  As of September 30, 2005, as they were not totally exchanged, the Company is carrying US$ 170,000 of such issuance in its own portfolio net of the nonconvertible notes.

-

Class R, for a face value of US$ 200 million, with due in October 2013, accruing interest at 9.375%

b) US$1.2 billion program

As of September 30, 2005, under the medium-term Global Program which date for the issuance of new notes expired in June 1998, the Sixth Series is outstanding in the amount of US$ 32.6 million, the only installment of which becomes due in July 2007 and bears interest at a 8.125% fixed annual rate.

The proceeds from all issuances of the all the corporate notes under both programs, were used to refinance liabilities, increase working capital, for capital expenditures of fixed assets located in Argentina or capital contributions to affiliates.

The obligations arising out of issuances are disclosed net of the issuance discounts to be accrued. The deferred costs for such issuances are included in Prepaid expenses and interests within “Other receivables” account.

II.  Cross default covenants

Class G, H, I, N, Q and R notes include cross default covenants, whereby the Trustee, as instructed by the noteholders representing at least 25% of the related outstanding capital, shall declare all the amounts owed due and payable, if any debt of the Company or its significant subsidiaries is not settled upon the maturity date, provided that those due and unpaid amounts exceed the higher of US$ 25 million or 1% of Petrobras Energía’s shareholders’ equity upon those maturities, and that the default has not been defeated or cured within 30 days after the Company has been served notice of the default.

Certain loan agreements, include cross default covenants, whereby the Trustee or the creditor bank, as appropriate, shall declare all the amounts owed as due and payable, if any debt of the Company is not settled upon the maturity date, provided that those due and unpaid amounts exceed the amount of US$ 10 million or 1% of Petrobras Energía’s shareholders’ equity in relative terms, upon those maturities.

The remaining outstanding amount of the Sixth Series and Class B notes does not include cross default covenants.

 III.  Covenants

Since the issuance of Class K and M corporate bonds as well as other medium-term credit instruments (“the refinanced debt”), effective as from October 2002, and while a portion of such payables remained outstanding, Petrobras Energía has been subject to the compliance with a series of restrictions and commitments that included, among others, restrictions on the payment of dividends, capital investments, granting encumbrances, incurring in a new debt, the financial debt maturity schedule and limits to the consolidated financial indebtedness level.

As from April 2005, as a result of the full redemption of the corporate bonds that formed part of the debt refinanced, the mentioned restrictions and commitments no longer apply.

 IV.   Financing of the Genelba Electric Power Generation Plant

        The investment was financed through loans granted by international banks, which are being semiannually repaid from June 1998 over a period of 10 years. They may be settled in advance at any time, at Petrobras Energía’s discretion, and the remainder with the use of cash inflows. The loans may be prepaid at any time at Petrobras Energía’s option. As of September 30, 2005, the amounts outstanding from the financing of the plant were US$ 28 million, of which US$ 15 million is related to a contract which contains restrictive covenants, including restriction on selling or leasing more than 40% of the plant during the year in which the debt is outstanding.  Loan from International Finance Corporation (“IFC”) to Innova S.A. (“Innova”).

V. Loan from International Finance Corporation (“IFC) to Innova S.A. (“Innova”).

In October 1999, Innova executed a long-term loan agreement for US$ 80 million comprising tranches A and B of US$ 20 million and US$ 60 million, respectively. Amortization of principal will be as from June 2002, in 16 and 12 semiannually installments for tranches A and B, respectively. The applicable interest rate is LIBOR plus 3.25%.

The funds provided by the IFC were used to construct styrene and polystyrene plants in the Brazilian State of Rio Grande do Sul.

The loan was secured by a mortgage on certain real property owned by Innova. In addition, unless certain conditions indicated in the loan agreement occur, Petrobras Energía guarantees its timely payment. During 2005, Innova made payments in advance for this operation, pending US$ 16 millions as of September 30, 2005.

The IFC financing was completed by issuing preferred stock in the amount of US$ 5 million.

Certain covenants in the agreement prescribe restrictions in relation to dividends, investments in property, plant and equipment, restrictions upon the transfer, sale or rental of an important part of the assets, incurring long-term debt and providing mortgages. In addition, Petrobras Energía directly or through its subsidiaries, is committed to retain no less than a 51% participating interest in Innova’s common stock.

  VI. Loan agreement signed between Petrobras Energía Venezuela S.A. and the IFC

In July 2003, Petrobras Energía Venezuela S.A., a wholly-owned subsidiary of Petrobras Energía, executed loan agreements in the amount of US$ 105 million with the IFC.

The loan is primarily composed of a Tranche A for US$ 80 million, maturing in a term of eights years and a half, including one grace period, payable semiannually and at an annual LIBO nominal rate + 4.75%, and a Tranche C for US$ 25 million, maturing in a term of 9 years and a half, at an annual LIBO nominal rate + 1.50%.

The funds obtained from this loan were used in developing the Acema, Mata, La Concepción and Oritupano Leona areas, in Venezuela.

  VII.  Edesur Indebtedness

On October 5, 2004, Edesur  – under its medium-term debt-securities issuance program – issued Corporate Notes denominated in pesos for a value of 120 in two series: Class 5, with a term of 18 months, and Class 6, with a term of 3 years.

The Class 5 corporate notes were issued for a nominal value of 40 at an issuance price of 97.32% with a fixed coupon of 8.5% per annum, while Class 6 was issued for a face value of 80, accruing interest at a variable rate calculated on the basis of a reference rate published by the Central Bank of Argentina, with a minimum of 4% per annum, plus a differential margin of 3% per annum.

Edesur will apply the net proceeds from this issuance to refinancing its financial liabilities.

In addition, Edesur has signed loan agreements with banks. Some of Edesur’s loan agreements contain cross-default clauses, whereby lending banks may declare all owed amounts as due and payable in the event that any debt was not settled in due time, provided that such amounts due and payable exceeded those stipulated in the agreements. Some of these agreements also contain cross-acceleration clauses, whereby lending banks may declare all owed amounts as due and payable in the event that Edesur was required to pre-settle any other debt stipulated in such agreements.

 VIII.    CIESA and TGS indebtedness

In the wake of the new Argentine macroeconomic situation, as from the enactment of Public Emergency Law (see Note 9.II), CIESA did not pay the principal and the last interest installment upon maturity or cap and collar agreements. Consequently, CIESA´s indebtedness included pursuant to the proportional consolidation, has been disclosed in the “Short-term debt” line.

In September 2005, CIESA signed an agreement to restructure its financial debt with all its financial creditors. The debt to be restructured, in default as from April 2002, amounted to about US$ 270 millions.

In view of the agreement reached, CIESA refinanced the debt for an amount of about US$ 23 millions at a 10-year term and, once approvals are obtained from the Argentine Gas Regulatory Agency and the Argentine Committee for Competition Defense, it will provide its financial creditors with about 4.3% of TGS’s Class “B” common shares and will capitalize the remaining debt by issuing shares in favor of creditors.

On February 24, 2003, TGS started a global rescheduling process of US$ 1.027 billion of its current financial indebtedness, which represents almost the entire debt. As TGS could not meet this required majority, on May 14, 2003, it withdrew the referred rescheduling proposal and simultaneously announced the postponement of the interest payment. On October 1, 2004, TGS made a new restructuring proposal covering US$ 1.018 billion of its financial debt, which ended on November 12, 2004. By such date the debt presented for swapping amounted to US$ 1.016 billion, which represents about 99.76% of T’S's financial debt. The creditors that accepted the proposal received (i) a cash payment equivalent to 11% of the outstanding principal amount, (ii) new debt securities for the remaining 89% of the outstanding principal amount, structured into two tranches, A and B, with quarterly amortization terms of 6 and 9 years respectively and a grace period of six years for tranch B, accruing interest rates ranging from 5.3% to 10%, and (iii) a cash payment of the accrued and outstanding interest on the previous debt, calculated at the interest rate stipulated by contract for each instrument up to December 31, 2003, and at an annual rate of 6.18% from January 1 to December 15, 2004.  The interest payment was considered full settlement of any claim for interest owed, including punitive interest.

Pursuant to the financing agreements executed in connection with the debt restructuring, TGS is required to comply with a series of restrictions, which include, among others, restrictions on debt issuance, new investments, sale of assets, payment of technical assistance fees and dividend distribution.

The new debt has an early amortization clause, the application and amount of which, as the case may be, depends on the consolidated debt coefficient, the liquidity level and certain payment to be made subsequently by TGS.

 IX.   Detail of long-term debt

Long-term debt as of September 30, 2005, is made up as follows:

The maturities of long-term debt as of September 30, 2005, are as follows:

11. Fund for investments required to increase the electric power supply in the electronic wholesale market (FONINVEMEM)

Through Resolution No. 712/04, the Energy Department created the FONINVEMEM for the purpose of increasing the supply of electric power generation in Argentina.

Petrobras Energía contributes to such fund through 65% of 2004-2006 revenues with respect to the margin between the energy sale price and the variable generation cost. The total nominal value of the revenues contributed as of September 30, 2005, amounted to 47, out of which 32 is related to the nine-month period then ended.  The total nominal value of the contribution estimated for 2004-2006 would amount to US$ 35 millions. The final amount will depend, among other factors, on water conditions, the Company’s generation units delivered by CAMMESA and the resulting energy prices.

On October 17, 2005, by virtue of Resolution No. 1,193 of the Energy Department, Petrobras Energía, jointly with other creditors of the electronic wholesale market, formally stated its decision to manage the construction, operation and maintenance of two plants of at least 800 MW each, expecting to start operating gas turbines in December 2007 and the complete combined cycles in June 2008. After the start up of such plants, the amounts contributed to the FONINVEMEN, converted into US$ and accruing interest at through LIBOR  plus 1% per year, shall be reimbursed in 120 monthly installments.

Two trusts will be created within CAMMESA’s sphere to purchase, acquire and operate the plants. These plants will be subject to a 10-year contract for the supply of electric power with CAMMESA, with a price covering all their costs and the payments to the FONINVEMEM.

Such parties will form two corporations with a stockholding granted proportionately to the revenues assigned. Such companies will be in charge of managing equipment purchasing, construction, operation and maintenance of each plant on account and behalf of each trust. At the end of the supply contract, the ownership of corpus assets shall be transferred to the generating companies and the generating agents shall recognize a stockholding in favor the Argentine Government and any possible offeror equivalent to the contributions made.

  12.   Income tax and deferred tax

The Company’s provision for income tax was comprised of the following:

(1)

430 are presented in the non-current “Other receivables” line and 196 are presented in the non-current “Payroll and social security taxes” line.

(2)

600 are presented in the non-current “Other receivables” line and 117 are presented in the non-current “Payroll and social security taxes” line.

As of September 30, 2005, the Company keeps booked a 1,144 allowance on tax loss carryforwards because, as of such date, it is not possible to guarantee that future taxable income will be sufficient to absorb net temporary differences and accumulated tax loss carryforwards.

As of December 31, 2004, taking into account the profitability expectations arising from the Company’s business plan, the latter partially reversed the allowance it had booked, recognizing a gain of 268.  In the analysis, certain key issues were taken into account, such as high and sustained price expectations for commodities and relative stability in the main macroeconomic variables, including the first Argentine Government definitions as regards power and gas prices recovery.

Prospectively, Company’s Management will analyze the feasibility of recovering the tax loss carryforwards.

The reconciliation of tax provision at the statutory rate of 35% to the tax provision, (before taxes) and the minority interest in the subsidiary’s earnings (losses), is as follows:

Tax loss carryforward and deferred losses include the following items and may be used through the dates indicated below:

  13.    Contingencies, allowances and environmental matters

The movements of reserves for contingencies and allowances were as follows:

a)

Environmental matters

The Company is subject to extensive environmental regulation at both the federal and local levels in Argentina and in other countries in which it operates. Petrobras Energía Participaciones´s management believes that its current operations are in material compliance with applicable environmental requirements, as these are currently interpreted and enforced, including sanitation commitments assumed. The Company and its subsidiaries have not incurred any material pollution liabilities as a result of their operations to date.  Petrobras Energía Participaciones undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on such new projects have not had material adverse impact on Petrobras Participaciones’s business. There are no significant lawsuits or administrative proceedings against the Company related to environmental issues.

The Company conducts its business considering excellence in Safety, Health and Environmental matters as a cornerstone of its corporate strategy. That is why its strategic and business plans include excellence in management and performance as a goal in Quality Assurance, Safety, Health and Environmental Protection (designated by the Spanish initials CSMS).

With its CSMS policies, the Company commits itself to ensuring the quality of its products and services, preserving the safety and health of its personnel, contractors and neighboring communities and protecting the environment. The policies of CSMS take into account advanced concepts, such as: eco-efficiency, life cycle, continuous improvement and operations sustainability.

The Company has been a pioneer in environmental practices certification (ISO 14001) both in Argentina and in the oil industry worldwide. The Company has 23 assets certified, including ISO 14001 (Environment), ISO 9001 (Quality) and OHSAS 18001/IRAM 3800 (Security & Occupational Health) with regular external audit procedures held by third parties audit firms.

Through the environmental audits performed in 2003 and 2004, the Company identified a set of actions necessary to put into fully practice the standards of CSMS. On such basis, the Company will make investments amounting to about US$ 23 million, which include improvements in its prevention systems and production facilities.  In addition, the Company will implement a variety of corrective and remediation measures.

b)

TGS stamp tax

As of the date of issuance of these financial statements, TGS is party to a claim by the Tax Bureau of the Province of Río Negro for stamp tax purportedly due on the contracts and service provision offers between TGS and its customers. The total amount claimed is 438 (including fines and interest calculated as of the date of each claim). Additionally, the Tax Bureau of the Province of Neuquén keeps a claim against for stamp tax due on service provision offers between TGS and its customers. The total amount claimed is 219 (without including fines and interest). In both cases, TGS file�dministrativeve appeals before the respective Provincial Tax Bureau. Subsequently, TGS petitioned the Supreme Court of Justice of the Nation (“SCJN”) for declaratory judgments on the legitimacy of the provincial claims.  The SCJN granted the precautionary measure requested and ordered the provinces´ Tax Bureaus to abstain from any acts aiming to collect such stamp tax until such court has ruled on the basic issue. As of the date of these financial statements, the Río Negro Provincial Tax Bureau has rejected, in the administrative proceedings, the appeals filed. In the case of the Province of Neuquén, although the appeal has not a favorable acceptance, the administrative proceeding is not yet filed.

Nevertheless, TGS Management considers that the contracts and transportation offers are not subject to the tax in question.  Should such instruments eventually be considered taxable, TGS understands that such event should be considered as a change in the interpretation of a tax rule and, hence, the effects should be passed on to the rates, as provided for in the regulations specifically applicable to such cases.  The ENARGAS has stated that the provincial stamp tax claims lack legal basis and, therefore, are illegitimate.

Similar claims have been made by the Tax Bureaus of the provinces of the Santa Cruz, Chubut and La Pampa.

In April 2004, the SCJN declared the tax claim by the province of Santa Cruz to be inappropriate and inapplicable, thus laying an important court precedent for the resolution of the claims made by the other provinces, which are similar to that made by the province of Santa Cruz.

It is noteworthy that tax authorities of the Province of Neuquén, in addition to the claim on stamp tax on the abovementioned transportation offer, also claimed stamp tax on transportation agreements transferred by GdE, the technical assistance agreement and the stock transfer agreement. But through 2004, the Neuquén Provincial Executive issued the Decrees Nos. 1,133, 1,134 and 1,333, which accept the appeals by TGS regarding the mentioned claims.

The Chubut and La Pampa Provincial Tax Bureaus withdrew its claim, in view of the SCJN judgment.

Although no assurance can be given, TGS Management believes it has strong arguments for defense against the claims mentioned above and that any obligation that might eventually be assessed will not have significant adverse effects on the Company’s results of operations or financial position.

c)

Value-added tax on operations in Ecuador

As of September 30, 2005, the Compan– -as is the case of many other companies producing and exporting oil in Ecuador- has a tax credit from Ecuadorean tax authorities“("S”I"), which is based on the VAT to be reimbursed upon exporting oil. The SRI has issued notice that it will not make such reimbursement because it interprets that such item had already been considered when determining the parties respective shares of the oil produced. Such resolution has been appealed before the Tax Court, which to date has not issued any ruling in this respect. On July 1, 2004, an international arbitration award was passed in favor of one of the oil producing and exporting companies in dispute with the Ecuadorean Government in this connection. The international arbitration award established that the VAT in question should be reimbursed. The Ecuadorean Government has objected such arbitration and considered it void.  On August 11, 2004, the Ecuadorean National Congress passed a VAT interpretation law, which provides that the reimbursement of such tax is not applicable to the oil industry. As of September 30, 2005 the Company keeps VAT credits in an amount of 65.

 In the opinion of its legal advisors, the Company is entitled to the VAT reimbursement, whether by SRI or by a renegotiation of its share of the oil produced,  given that, when the respective shares of oil production were stipulated, the exports of goods and the rendering of services were not subject to VAT.

d)

Tax issues

The AFIP filed a claim to collect the tax on the transfer of fuels, which, according to tax authorities, would be levied on the import of benzene without considering that it will be used for petrochemical purposes. The total amount claimed, including interest, is 132.  Company Management and its legal counsel consider that there are legal reasons to sustain that such claim is not valid, and it filed a brief challenging such validity. Company Management based its position on the law regulating such tax, which sets forth exemptions for transfers made for a valuable consideration or gratuitously for the chemical and petrochemical industries, notwithstanding whether it is purchased locally, imported or manufactured by the Company itself.

The Company holds interpretative differences with the AFIP (Argentine Federal Public Revenues Administration), provincial tax authorities and foreign tax authorities about taxes applicable on oil and gas activity. Company Management and its legal advisors estimate that the outcome of such differences will not have significant adverse effects on the Compa’y's financial position or results of operations

14.   Contractual commitments, warranty bond, suretyships and guarantees granted

The warranty bonds, suretyships and guarantees as of September 30, 2005, which are not disclosed in the remaining notes, amount to 46.

In addition, as of December 31, 2004, the Company had the following contractual commitments:

	Total (units)	Total (Millions of Pesos)	Until

Purchase Commitments
Ship or pay agreement with OCP (in millions of bbls.) (1)	389	2,413	2018
Long–term service agreement	-	88	2007
Bolivian gas transportation agreement (in MMm3)	5,213	180	2017
Ethylene (in thousands of tons)	337	714	2015
Benzene (in thousands of tons)	930	2,425	2015

Sales commitments
Natural gas (in MMm3)	19,729	1,928	2019
Crude oil (in millions of barrels)	4	370	2020
Styrene (in thousands of tons)	52	151	2007
Electric power (in MWh)	587,291	26	2007
LPG (in thousands of tons)	32	31	2005

(1) Net of transportation capacity sold to third parties (see Note 6)

 15.  Contribution, benefit pension and stock option plans of Petrobras Energía

a)

Contribution and benefit pension plans

•

Defined contribution plan:

Petrobras Energía sponsors a defined contribution plan that applies to all employees of Petrobras Energía  with salaries above a specified level. Through this plan, the Company matches contributions by employees which are in excess of legally required amounts. Such contributions are charged to expenses in the year they are paid. Due to the significant changes in the Argentine economic scenario and the uncertainties posed by the Argentine economic conditions, as from January 2002, Petrobras Energía has suspended, for the moment, this benefit. Such benefit will be reestablished as soon as there is a social security savings means considered adequate to such end.

•

Defined benefit pension plan:

All employees of the Company, that take part without interruption in the defined contribution plan, that have joined the Company prior to May 31, 1995, and that qualify subject to certain years of service, are participants in this plan. The employee benefit is based on the last computable salary and years of service of the employee.

The plan is of a supplemental nature, that is to say the benefit to the employee is represented by the amount determined under the provisions of this plan, after deducting benefits payable to the employee under the contribution plan and the public retirement system, in order that the aggregate benefit to each employee from the three plans equals the one stipulated in the plan.

The plan calls for a contribution to a fund exclusively by the Company and without any contribution by the employees, provided that they should make contributions to the retirement system for their whole salary. The Company determines the liability related to this plan by applying actuarial calculation methods. Assets of the fund were contributed to a trust. The goals with respect to asset investment are: (i) the preservation of capital in US dollars, (ii) the maintenance of high levels of liquidity, and (iii) the attainment of the highest yields possible on a 30-days basis.  They are invested mainly in bonds, corporate bonds, mutual funds, and certificates of deposits.  The Bank of New York is the trustee and Watson Wyatt is the managing agent. As of September 30, 2005, the most relevant actuarial information on the defined-benefits pension plan is as follows:

Hoja1

Plan assets	42
Projected benefit obligations	(68)

Position covered	(26)
Unrecognized actuarial loss	18
Net liability recognized	(8)

According to its By-laws, the Company contributes to the fund through a contribution proposed to the Shareholde’s' meeting by the Board of Directors and can increase up to a maximum of 1.5% of the net income for the year. As of December 31, 2004 and 2003, the Board of Directors did not make use of this power.

Should there be an excess (duly certified by an independent actuary) of the funds under the trust agreement to be used to settle the benefits granted by the plan, the Company will be entitled to make a choice and use it, in which case it would have to notify the trustee thereof.

Petrobras Energía admitted the advanced collection of this plan by beneficiaries should they expressly state so. All the individuals that exercised the abovementioned option before February 13, 2003, have lost their rights to collect their retirement supplement, thus they are no longer plan beneficiaries.

b)   Stock option plan

The Board of Directors of Petrobras Energía approved the establishment of a long-term incentive program for the purpose of aligning the interests of officers and shareholders.

As part of this program, the Board of Directors of Petrobras Energía approved the Plans for year 2001 (“2001 Plan”) and for year 2000 (“2000 Plan”), focused on senior officers of Petrobras Energía. Both plans consist in granting the right to exercise certain options to receive Petrobras Participaciones shares or the cash equivalent at market, as described below:

- # -

2001 Plan

i.

5,364,125 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.64 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 1,609,237 options may be exercised as from March 5, 2002, 1,609,238 options may be exercised as from March 5, 2003, and 2,145,650 options as from March 5, 2004. As of September 30, 2005 the exercised options amount 4,120,782, almost integrally in cash.

*

ii.    596,014 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from March 5, 2005 (“full value”). As of September 30, 2005 the exercised options amount 351,024, almost integrally in cash.

Beneficiaries of this plan will be entitled to exercise their rights until March 5, 2007, from the dates mentioned above.

2000 Plan

i.

3,171,137 options to receive the value arising from the positive difference between the average listed price of Petrobras Participaciones shares on the New York Stock Exchange during the 20 days prior to exercising the option and 1.48 Argentine pesos per share, for such number of shares (“appreciation rights”).

Regarding these options, 951,341 options may be exercised as from May 29, 2001, 951,341 options may be exercised as from May 29, 2002, and 1,268,455 options as from May 29, 2003. As of September 30, 2005 the exercised options amount 2,769,330, almost integrally in cash.

ii.

352,347 options to receive the same number of shares at no cost for the beneficiary.  These options may be exercised as from May 29, 2004 (“full value”). As of September 30, 2005 the exercised options amount 289,757, almost integrally in cash.

Beneficiaries of this plan will be entitled to exercise their rights until May 29, 2006, from the dates mentioned above.

The cost of such benefit is allocated on proportional basis to each year within the vesting years and adjusted in accordance with the listed price of the share. According of 5 and 5 were charged to operating expenses for the nine-month periods ended September 30, 2005 and 2004, respectively.

16.   Capital stock and restrictions on unappropriated retained earnings

As of September 30, 2005 the Company's capital stock totaled $2,132,043,387 fully subscribed, issued, paid-in and registered. Changes in capital stock in the last three fiscal years:

	December, 31
	2004	2003	2002

Common stock – face value $	1	1	1

Class B: 1 vote per share	2,132	2,132	2,132

Since January 26, 2000, the Company Class B shares are listed on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

According to Law No. 19,550 and its amendments, 5% of net income for the year must be appropriated to the legal reserve, until such reserve reaches 20% of capital stock.

Under Law No. 25,063, the dividends to be distributed, either in cash or in kind, in excess of the taxable income accumulated as of the year-end immediately prior to the respective payment or distribution date, will be subject to a 35% income tax withholding as single and definitive payment. For this purpose, Taxable income is deemed to be that resulting from adding up the income as determined under the general provisions of the income tax law, and the dividends or income obtained from other corporations and limited liability companies not taken into account in determining the former for the same tax period or periods.

- # -

17.   Other receivables, other liabilities, other operating income, and other expenses, net.

 (a)

To ensure completion of works within the term of the concession and a profitability to make the investment viable, the Energy Department granted the Company the amount of 25. For the purpose of determining whether or not such amount should be repaid, a support price system was implemented for the electric power to be generated by the Complex and sold on the Wholesale Electric Power Market. Such support price system will be applied over a ten-year term, which will be divided into two consecutive five-year periods, as from December 1999. In order to implement such system, an Annual Monomial Support Price (AMSP) was set in the amounts of $/Kwh 0.021 and $/Kwh 0.023 for the first and second period, respectively. In order to determine the amount to be reimbursed, every year of the above mentioned term, the difference between the Annual Average Monomial Price of the Complex bars generation, and the aforesaid AMSP, valued in terms of the electric power generated by the Complex during such year will be determined. Owing to the selling prices set for the energy generated by the Complex, and the future prices estimated , considering that it implies profitability reinsurance, as of September 30, 2005 the Company accrued a profit of 20.

(b)  Tax benefits enjoyed by Innova S.A. consisting in a partial reduction of certain taxes in accordance with a program of incentives that the Brazilian state of Rio Grande do Sul provides to companies located there.

18.   Balances and transactions with related companies

The outstanding balances from transactions with related companies as of September 30, 2005 and December 31, 2004, are as follows:

The main transactions with affiliates for the nine-month periods ended September 30, 2005 and 2004, are as follows:

19.   Business segment and geographic consolidated information

Petrobras Participaciones's business is mainly concentrated in the energy sector, especially through its activities in oil and gas exploration and production, hydrocarbons marketing and transportation, refining, petrochemicals and electricity. According to this, the identified business segments are as follows:

a)

The Oil and Gas Exploration and Production segment is composed of Petrobras Energía’s directly held oil and gas operations.

b)

The Refining segment includes Petrobras Energía’s operations in Refinería San Lorenzo and Bahía Blanca, its gas stations and its interests in Refinería del Norte S.A. and Empresa Boliviana de Refinación S.A.

c)

The Petrochemical segment includes Petrobras Energía’s operations in PASA, and its interests in Innova S.A. and Petroquímica Cuyo S.A.

d)

The Hydrocarbons Marketing and Transportation segment mainly includes the sale of gas produced in Argentina and of the liquids obtained from gas processing, together with the gas and LPG brokerage service activities, and its interest in Transportadora de Gas del Sur S.A., Oleoductos del Valle S.A. and Oleoducto de Crudos Pesados Ltd.

e)

The Electricity segment includes Petrobras Energía´s operations in the Genelba plant and Pichi Picún Leufú Hydroelectric Complex, and its interest in Edesur S.A., Transener S.A., Enecor S.A., Yacylec S.A. and Hidroneuquén S.A.

Assets and results of operations related to the Central Services Structure, those not attributable to any given business segment, discontinued operations and intercompany eliminations are all disclosed together.

The applicable valuation methods to report business segment information are those described in Note 4 to these financial statements. The inter-segments transaction prices are made at market value.

The following information shows total assets, total liabilities and net income (loss) for each of the business segments identified by the Company's management:

The following information shows total assets and net sales by geographic area.

20.   Controlling Group

Petróleo Brasileiro S.A. – PETROBRAS, through Petrobras Participaciones, S.L., a wholly-owned subsidiary, is the controlling shareholder. As of September 30, 2005 Petrobras Participaciones S.L. owns 58.6% of Petrobras Energía Participaciones’s capital stock.

Petrobras is a Brazilian company, whose business is concentrated on exploration, production, refining, sale and transportation of oil and its byproducts in Brazil and abroad.

21.   Other consolidated information

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP.

a)

Property, plant and equipment.

b)

Equity in affiliates

c)

Costs of sales.

d)

Foreign currency assets and liabilities.

e)

Consolidated detail of expenses incurred and depreciation.

f)

Information about ownership in subsidiaries and affiliates.

g)

Oil and gas areas and participation in joint ventures.

h)

Combined joint ventures and consortia assets, liabilities and results.

a)

Property, plant and equipment as of September 30, 2005

(Stated in millions of Argentine Pesos - See Note 2.c)

b) Equity in affiliates as of September 30, 2005 and December 31, 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

c) Costs of sales for the nine-month periods ended September 30, 2005 and 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

d) Foreign currency assets and liabilities as of September 30, 2005 and December 31, 2004

(Stated in millions of Argentine Pesos - See Note 2.c)

US$

Millions of American Dollars

BS

Millions of Bolivares

RS

Millions of Reales

Sol

Millions of Peruvian Soles

e) Consolidated detail of expenses incurred and depreciation for the nine-month periods ended September 30, 2005 and 2004

 (Stated in millions of Argentine Pesos - See Note 2.c)

f) Information about ownership in subsidiaries and affiliates as of September 30, 2005

g) Oil and gas areas and participation in joint-ventures as of September 30, 2005

NAME	LOCATION	WORKING INTEREST (2)	OPERATOR	DURATION THROUGH
Production				
Argentina				
25 de Mayo - Medanito S.E.	La Pampa and Río Negro	100.00%	Petrobras Energía	2016
Jagüel de los Machos	La Pampa and Río Negro	100.00%	Petrobras Energía	2015
Puesto Hernández - U.T.E.	Mendoza and Neuquén	38.45%	Petrobras Energía	2016
Bajada del Palo - La Amarga Chica - U.T.E.	Neuquén	80.00%	Petrobras Energía	2015
Santa Cruz II - U.T.E.	Santa Cruz	100.00%	Petrobras Energía	2017
Río Neuquén	Neuquén and Río Negro	100.00%	Petrobras Energía	2017
Entre Lomas	Neuquén and Río Negro	17.90%	Petrolera Entre Lomas S.A.	2016
Aguada de la Arena	Neuquén	80.00%	Petrobras Energía	2022
Veta Escondida y Rincón de Aranda - U.T.E.	Neuquén	55.00%	Petrobras Energía	2016
Santa Cruz I - U.T.E.	Santa Cruz	71.00%	Petrobras Energía	2016
Chihuidos	Neuquén	19.89%	Petrobras Energía	2020
Atamisqui	Mendoza	100.00%	Petrobras Energía	2016
Refugio Tupungato	Mendoza	100.00%	Petrobras Energía	2016
Atuel Norte	Mendoza	50.00%	Tecpetrol S.A.	2016
La Tapera - Puesto Quiroga	Chubut	21.95%	Tecpetrol S.A.	2016
El Tordillo	Chubut	21.95%	Tecpetrol S.A.	2016
Aguaragüe	Salta	15.00%	Tecpetrol S.A.	2017
Foreign				
Colpa - Caranda	Bolivia	100.00%	Petrobras Energía	2029
Oritupano - Leona	Venezuela	55.00%	PE Venezuela	2014
Acema	Venezuela	86.23%	Petrolera Coroil	2017
La Concepción	Venezuela	90.00%	PE Venezuela	2017
Mata	Venezuela	86.23%	Petrolera Mata	2018
Lote X	Perú	100.00%	PE Perú	2024
Bloque 18 (3)	Ecuador	70.00%	Ecuadortlc	2022
Bloque 31 (3)	Ecuador	100.00%	Petrobras Energía	2024
Exploration				
Argentina				
Glencross (1)	Santa Cruz	96.68%	Petrobras Energía	
Santa Cruz I - Oeste	Santa Cruz	100.00%	Petrobras Energía	2006
Santa Cruz II - Oeste (1)	Santa Cruz	100.00%	Petrobras Energía	2005
Gobernardor Ayala (4)	La Pampa y Mendoza	22.51%	Petrobras Energía	2004
El Mangrullo	Neuquén	100.00%	Petrobras Energía	2025
CNQ 32 - Puesto Zúñiga	Rio Negro	100.00%	Petrobras Energía	2008
Coiron Amargo	Neuquen	100.00%	Petrobras Energía	2006
Cañadón del Puma	Neuquen	50.00%	Petrobras Energía	2010
Parva Negra (5)	Neuquen	47.63%	Petrobras Energía	
CNQ 32 - Cerro Manrique (6)	Rio Negro	50.00%	Petrobras Energía	
Foreign				
San Carlos	Venezuela	50.00%	Pet. San Carlos	2005
Tinaco	Venezuela	50.00%	PE Venezuela	2005
Lote 57	Peru	35.15%	PE Perú	2010

(1) Petrobras Energía has requested the lot to be declared operational with commercial operation held in suspense

(2) Indirect interest through Petrobras Energía and its subsidiaries

(3) See Note 6

(4) Petrobras Energía has requested the lot to be declared operational

(5) The request to extend the exploitation with comercial operation held in suspense was rejected. The granting of he concession is under progress.

(6) The granting of the exploitation permit is under progress.

h) Combined joint-ventures and consortia assets and liabilities as of September 30, 2005 and December 31, 2004 and results for the nine-month periods ended September 30, 2005 and 2004.

     (Stated in millions of Argentine Pesos - See Note 2.c)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 11/28/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney